Luby's 08 Annual Report

How do you turn something good ...





... into something great?

We are fresh, made-from-scratch.

We are 17 ways to eat your vegetables.

We are dessert first, if it suits you.

We are the keeper of recipes dear to all.

We are a dazzling display of sight, sound and smell.

We bring families and friends together.

We are makers of memorable meals.

We are fast. We are quality. We are not fussy.

We turn **good** ingredients into **great** meals.

Luby's.



1 Quality

Quality ingredients, atmosphere and service turn good food into great meal time experiences. As a meal meeting place for family, friends and colleagues, Luby's home-made recipes bring meals to life. Luby's has also made quality business decisions, such as not over leveraging the Company in a challenging economy, which positions Luby's for long-term success.


Luby's

"Providing food service at healthcare facilities is a natural extension of our brand and we believe it is a perfect fit for our skill set at Luby's. We compete in the food service industry based on our quality and service, which are strengthened by over 60 years of brand recognition in the restaurant industry."

- Chris Pappas, President and CEO

2 Vision

Due to the combination of vision, leadership and creativity, our team has been fortunate to have an ability to see beyond how something may appear today, and envision what it could be in the future. For example, culinary contract services did not exist at Luby's until fiscal 2007, and today we have nearly a dozen locations. We are gaining traction in the marketplace and believe that culinary contract services will continue to grow.



Our team has proven in the past that we can manage the business through difficult times, and we are confident we can do it again. In the near-term, we are committed to improving store-level execution and operating margins.

– Harris Pappas, COO

3 Focus

Luby's is focused on maximizing customer satisfaction and improving store-level economics. We are committed to the continual training and development of our employees to adhere to high standards in our kitchens and dining rooms. Investing time and resources to develop talented employees contributes to Luby's operational performance and ultimately, its financial results.



4 Experience

Experience comes from having "been there" before. Your team at Luby's has managed the business through difficult times in the past and we are confident we can do it again. Over the last several decades of operating restaurants, we have learned that making hard decisions and getting it right is what separates "good" from "great". Commitment to food and service are the cornerstones to building, maintaining and growing a great restaurant company...and that is exactly what we are doing at Luby's.



Dear Shareholders

Since joining Luby's over eight years ago, we have worked diligently to create financial stability, improve our product offerings, create a platform for growth, develop personnel and enhance the Luby's brand. We have primarily utilized cash flow from operations to improve our existing restaurants with upgrades to technology, equipment and facilities. These achievements and the financial flexibility that was created by paying off our debt have positioned Luby's for growth. This past year, we developed and opened new prototype restaurants and grew our culinary contract services business, where we provide food services at healthcare and institutional facilities.

Fiscal 2008 was a challenging year for Luby's, the restaurant industry, and the American economy. Higher gasoline prices, the collapse of national credit markets, mortgage foreclosures, and stock market declines all pressured consumer discretionary spending. As a result, the restaurant industry generally experienced a decline in customer sales and frequency. Similarly, Luby's restaurant sales declined and operating margins were affected by unprecedented cost swings, including higher food commodity and utility costs, as well as other operating expense increases and higher wage rates (due to the second installment of the minimum wage increase that took effect this past summer). Luby's also incurred significant expenses defending a proxy contest aimed at pursuing a financial re-leveraging strategy that would have negatively impacted the Company's financial flexibility to operate and grow shareholder value.

We have proven our ability to manage the Company through difficult times, and we are confident we can do it again. In the near-term, we are committed to improving existing store-level execution and operating margins. Long-term, our plan is to continue to expand our brand by opening new restaurants and growing culinary contract services. As almost all restaurant companies have done, we have scaled back our pace of new unit development as we focus on improving cash flow from existing operations and net income per share. We plan to build one to two new units in 2009, and will monitor costs and returns on capital closely as we work to improve our new unit economics. We will continue to work to expand our culinary contract services business line, primarily as a contract food service provider in healthcare facilities. At the end of fiscal 2008, we were operating at 10 client locations and generated $8.2 million in contract services sales for the fiscal year. Our reputation and brand equity are growing in this area and we continue to view this business as an additional vehicle to expand our brand.

We are committed to continuing to improve our customers' dining experience at Luby's, which will, in turn, improve our financial performance. Our employees are the core ingredient to achieving this success. We are in the "people" business, and the success of our organization is tied to the strength of our team. The training and development programs that are in place at Luby's today are a critical component in achieving enhanced store-level performance and profitability. We believe our operational execution has improved over the past year, in part through our focus on even higher standards.

Luby's high standards also apply to our product offerings, and through a chef-driven development process, Luby's offerings now include popular products, such as Blackened Tilapia, Mushroom Turkey Chopped Steak, Chicken Cordon Bleu, Texas Ribeye and Grilled Salmon, to name a few, which are competitive with offerings at casual dining restaurants. We continue to serve the classic favorites that make us special and have been staples of our brand for over 60 years, such as Luby's Fried Fish, Baked Almondine, Macaroni and Cheese and Roasted Chicken. Whether the product offering is new, or an old favorite, our food offerings make us unique in that we make our recipes from scratch and serve them at a price point below that of most casual dining restaurants.

In fiscal 2009, we introduced a new tiered marketing, menu selection and pricing strategy aimed at providing selected menu items and prices to best accommodate specific markets based on store volume and geography. Our menu line-up of over 10 combination items, which are "Luby's Classic Combos", will remain constant company-wide; however, this new system will allow for flexibility to showcase "Daily Specials" and additional specific food offerings at special price points. Management will continue to monitor, evaluate, and revise these efforts to best serve our various markets. From an in-store marketing perspective, we have begun the installation of new menu boards that provide flexibility for regional variances and introduction of new offerings. The new menu boards are more efficient and offer a higher-end visual aesthetic.

After much planning, we began a fresh, new branding and marketing campaign in November 2008 which is designed to capture the spirit of the Luby's dining experience and communicate our strengths and unique qualities. Our new "Here, You Rule" campaign distinguishes our brand by highlighting that we bring meals to life by allowing our guests to have the freedom to control their entire experience at Luby's. At this time, the new campaign is primarily comprised of radio commercials, external billboards and in-store marketing. We believe the campaign is a fresh, compelling and witty endorsement of our brand that will help drive traffic, while reinforcing Luby's strengths.

In light of volatility in the current cost environment, cost management remains an area of focus. We continue to focus on effective labor deployment. Through advancements in technology, restaurant managers can monitor and control costs better without compromising customer service. Beyond what we can control, there are also cost advantage opportunities that could benefit Luby's in the future. We hope to benefit from recent declines in gasoline prices in our markets and we will attempt to capture the best pricing available in commodity markets.

In fiscal 2009, we will continue to navigate what we expect to be difficult macro-economic conditions as we strive to improve sales, manage costs, grow store-level margins, and fund new growth primarily through cash flow from operations. Our success will result from the ability of our hard-working employees and management team to continue to meet and exceed the expectations of our guests. We thank them all for their continued dedication.

Today, Luby's remains a competitive and exciting brand in its markets. We have weathered prior challenging business environments and we are confident in our ability to continue to strengthen our brand for long-term success. As shareholders, we remain committed to Luby's and its long-term prospects. Harris and I recently extended our employment agreements through late 2010, and have committed to managing Luby's through this difficult period to serve our customers and improve our business. We appreciate your interest and investment in Luby's and are working hard to enhance shareholder value for all Luby's investors.

Sincerely,



Christopher J. Pappas
President and Chief Executive Officer



Harris and Chris Pappas

Financial Highlights

(In thousands except per share data and percentages)

	2008	2007	2006
Sales			
Restaurant sales	$ 309,457	$ 318,323	$ 324,640
Culinary contract services	$ 8,205	$ 2,065	$ —
Total Sales	$ 317,662	$ 320,388	$ 324,640
Income (loss) before income taxes and discontinued operations	$ (1,135)	$ 17,361	$ 16,387
Provision (benefit) for income taxes	$ (3,604)	$ 6,274	$ (4,534)
Discontinued operations, net of income taxes	$ (204)	$ (224)	$ (1,360)
Net Income	$ 2,265	$ 10,863	$ 19,561
Net Income per share:			
Basic	$ 0.08	$ 0.42	$ 0.75
Assuming dilution	$ 0.08	$ 0.40	$ 0.71
Weighted-average shares outstanding:			
Basic	27,799	26,121	26,024
Assuming dilution	28,085	27,170	27,444
Additional Metrics			
Net cash provided by operating activities	$ 17,601	$ 33,465	$ 25,595
Purchases of property and equipment	$ 40,228	$ 19,495	$ 15,911
Total Debt	0	0	0
Same-store sales	(2.6)%	(1.5)%	4.6%
Number of restaurants	123	128	128
Percentage Table			
Cost & expenses (as a percentage of restaurant sales)			
Cost of food	27.9%	26.9%	26.6%
Payroll and related costs	35.0%	34.0%	34.6%
Other operating expense	23.6%	21.8%	21.6%
(as percentage of total sales)			
General and administrative expenses	8.2%	6.8%	6.9%
Income (loss) from operations	(1.1)%	5.1%	4.9%

Directors



Gasper Mir, III[1+,2+,4]
Chairman of the Board, Luby's, Inc.,
Principal, Mir • Fox, Rodriguez, P.C.
Certified Public Accountants



Christopher J. Pappas[2]
President & Chief Executive Officer
Luby's, Inc.



Harris J. Pappas[2,5]
Chief Operating Officer
Luby's, Inc.



Judith B. Craven, M.D.
[1,2,3,5+] President, JAE
& Associates, LLC



Arthur R. Emerson[4]
Chairman & CEO
GRE Creative Communications



Jill Griffin[3,5]
Principal,
Griffin Group



J.S.B. Jenkins[1,2,3+,4]
Chairman of the Board
Tandy Brands Accessories, Inc.



Frank Markantonis[5]
Attorney, Law Offices of
Frank Markantonis



Joe C. McKinney[1,2,4+]
Vice Chairman, Broadway
National Bank



Jim W. Woliver[3,5]
Investor & former Executive
Officer of Luby's, Inc.

1 Nominating & Corporate Governance Committee
2 Executive Committee
3 Executive Compensation Committee
4 Finance & Audit Committee
5 Personnel & Administrative Policy Committee
+Indicates Chair

Executive Officers

Gasper Mir, III, Chairman of the Board*
Christopher J. Pappas, President & CEO*
Harris J. Pappas, COO*,
K. Scott Gray, Senior VP & CFO*
Peter Tropoli, Senior VP Administration, General Counsel & Secretary*

Officers

Michael Paul, Controller*
Roland Gonzalez, Treasurer*
J. Dan Rathmell, Area VP**
Jeff Stickley, Area VP**
Ken Warzecha, Area VP**
Ronald Bass, VP Operations**
Steven G. Barrow, VP Information Systems**
Janet L. Duckham, VP Operations Services**
Bill Gordon, VP Real Estate**
Ronald K. Wright, VP Training**
Paulette Gerukos, VP Human Resources**
William R. Bessette, VP Business Development Culinary Contract Services**
Benjamin Coutee, VP Operations Culinary Contract Services**
Derrick Ross, VP Risk Management**
Laurie Shults, VP Marketing**

* Luby's, Inc. and Luby's Management, Inc.

** Luby's Management Inc.,

Directors & Officers listed above are as of November 19, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended August 27, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From ______ to

Commission file number 001-08308

Luby's, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**74-1335253**
(State of incorporation)	*(IRS Employer Identification Number)*

13111 Northwest Freeway, Suite 600
Houston, Texas 77040
(Address of principal executive offices, including zip code)

(713) 329-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on which registered
Common Stock ($0.32 par value per share)	New York Stock Exchange
Common Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by nonaffiliates of the registrant as of February 13, 2008, was approximately $204,911,504 (based upon the assumption that directors and executive officers are the only affiliates).

As of November 3, 2008, there were 27,946,443 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into the designated parts of this Form 10-K:

Definitive Proxy Statement relating to 2009 annual meeting of shareholders (in Part III)

Luby's, Inc.
Form 10-K
Year ended August 27, 2008
Table of Contents

Additional Information

We file reports with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at *http://www.sec.gov* that contains the reports, proxy and information statements, and other information that we file electronically. Our website address is *www.lubys.com.* Please note that our website address is provided as an inactive textual reference only. We make available free of charge through our website the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this report.

Compliance with New York Stock Exchange Requirements

We submitted to the New York Stock Exchange ("NYSE") the CEO certification required by Section 303A.12(a) of the NYSE's Listed Company Manual with respect to our fiscal year ended August 29, 2007. We expect to submit the CEO certification with respect to our fiscal year ended August 27, 2008 to the NYSE within 30 days after our annual meeting of shareholders.

We are filing as an exhibit to this Form 10-K the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 10-K, other than statements of historical facts, are "forward-looking statements" for purposes of these provisions, including any statements regarding:

- future operating results;
- future capital expenditures;
- future debt, including liquidity and the sources and availability of funds related to debt;
- projections regarding the financial performance of our new prototype restaurants;
- plans for expansion of our business;
- scheduled openings of new units;
- future sales of assets and the gains or losses that may be recognized as a result of any such sale;
- plans relating to our short-term and long term investments; and
- continued compliance with the terms of our 2007 Revolving Credit Facility.

In some cases, investors can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "outlook," "may" "should," "will," and "would" or similar words. Forward-looking statements are based on certain assumptions and analyses made by management in light of their experience and perception of historical trends, current conditions, expected future developments and other factors we believe are relevant. Although management believes that our assumptions are reasonable based on information currently available, those assumptions are subject to significant risks and uncertainties, many of which are outside of our control. The following factors, as well as the factors set forth in Item 1A of this Form 10-K and any other cautionary language in this Form 10-K, provide examples of risks, uncertainties, and events that may cause our financial and operational results to differ materially from the expectations described in our forward-looking statements:

- general business and economic conditions;
- the impact of competition;
- our operating initiatives;
- fluctuations in the costs of commodities, including beef, poultry, seafood, dairy, cheese, oils and produce;
- ability to raise menu prices;
- increases in utility costs, including the costs of natural gas and other energy supplies;
- changes in the availability and cost of labor;
- the seasonality of the business;
- collectability of accounts receivable;
- changes in governmental regulations, including changes in minimum wages;
- the effects of inflation;
- the availability of credit;
- unfavorable publicity relating to operations, including publicity concerning food quality, illness or other health concerns or labor relations; and
- the continued service of key management personnel.

Each forward-looking statement speaks only as of the date of this Form 10-K, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should be aware that the occurrence of the events described above and elsewhere in this Form 10-K could have material adverse effect on our business, results of operations, cash flows and financial condition.

PART I

Item 1. *Business*

Overview

Luby's, Inc. (formerly, Luby's Cafeterias, Inc.) was founded in 1947 in San Antonio, Texas. The company was originally incorporated in Texas in 1959, with nine cafeterias in various locations, under the name Cafeterias, Inc. It became a publicly held corporation in 1973, then changed its name in 1981 to Luby's Cafeterias, Inc. and joined the New York Stock Exchange in 1982. Luby's was reincorporated in Delaware on December 31, 1991 and was restructured into a holding company on February 1, 1997, at which time all of the operating assets were transferred to Luby's Restaurants Limited Partnership, a Texas limited partnership composed of two wholly owned, indirect corporate subsidiaries. All restaurant operations are conducted by the partnership. In this report, unless otherwise specified, "Luby's," "we," "our," "us" and "our company" refer to the partnership and the consolidated corporate subsidiaries of Luby's, Inc.

As of November 3, 2008, we operated 120 restaurants located throughout Texas and three other states, as set forth in the table below. These establishments are located in close proximity to retail centers, business developments and residential areas. Of the 120 restaurants, 89 are located on property that we own and 31 are on leased premises.

Texas:	
Houston Metro	40
Dallas/Fort Worth Metro	21
San Antonio Metro	15
Rio Grande Valley	11
Austin	7
Other Texas Markets	22
Other States	4
Total	120

For additional information regarding our restaurant locations, please read "Properties" in Item 2 of Part I of this report.

We are headquartered in Houston, Texas, our largest restaurant market. Our corporate headquarters is located at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040, and our telephone number at that address is (713) 329-6800. Our website is www.lubys.com.

Operations

We provide our customers with made-from-scratch quality food, value pricing, service and hospitality. Our cafeteria-style restaurants feature a unique concept format in today's family and casual dining segment of restaurant companies. The cafeteria food delivery system allows customers to select freshly prepared items from the serving line, including entrées, vegetables, salads, desserts, breads and beverages, before transporting their selected items on serving trays to a table or booth of their choice in the dining area. Daily, each restaurant offers 20 to 22 entrées, 12 to 14 vegetable dishes, 12 to 16 salads, and 16 to 20 varieties of desserts. Food is prepared in small quantities throughout serving hours, and frequent quality checks are conducted.

Our product offerings, convenient cafeteria delivery system and value pricing appeal to a broad range of customers, including those customers that focus on healthy choices, quality, variety and affordability. We have had particular success among families with children, shoppers, travelers, seniors, and business people looking for a quick, freshly-prepared meal at a fair price.

Our restaurants are generally open for lunch and dinner seven days a week and all of our restaurants sell food-to-go orders, which accounted for 14% of restaurant sales in fiscal year 2008. We also provide culinary contract services for organizations that offer on-site food service, such as healthcare facilities. For more information, please read "Culinary Contract Services" below.

Food is prepared fresh daily at our restaurants. Menus are reviewed periodically and new offerings and seasonal food preferences are regularly incorporated.

Each restaurant is operated as a separate unit under the control of a general manager who has responsibility for day-to-day operations, including food production and personnel employment and supervision. Our philosophy is to grant authority to restaurant managers to direct the daily operations of their stores and, in turn, to compensate them on the basis of their performance. We believe this strategy is a significant factor contributing to the profitability of our restaurants.

Each general manager is supervised by an area leader. Each area leader is responsible for approximately seven units, depending on location.

Quality control teams also help maintain uniform standards of food preparation, safety and sanitation. The teams visit each restaurant as necessary and work with the staff to confirm adherence to our recipes, train personnel in new techniques, and implement systems and procedures used universally throughout our company.

During fiscal year 2008, we spent approximately 1.3% of restaurant sales on traditional marketing mediums with particular emphasis on radio advertisements and outdoor billboards as well as point-of-purchase, sponsorships, and local store marketing.

We operate from a centralized purchasing arrangement to obtain the economic benefit of bulk purchasing and lower prices for most of our menu offerings. The arrangement involves a competitively selected prime vendor for each of our three major purchasing regions.

During fiscal year 2008, we opened two restaurants, relocated one restaurant and closed seven restaurants. Subsequent to fiscal year 2008, we closed three restaurants.

New Prototype Restaurant

In August 2007, we introduced our new restaurant prototype design, with the opening of our first new store in over seven years, located in Cypress, Texas, a suburb north of Houston. This new prototype capitalizes on our core fundamentals of serving great food made-from-scratch and a convenient delivery system. In fiscal year 2008, we opened three new units employing this prototype design. We anticipate using and further modifying this prototype design as we execute our strategy to build new restaurants in markets where we believe we can achieve superior restaurant cash flows.

The new prototype elevates the cafeteria experience with an upscale design and open floor plan. The new prototype provides enhanced food presentation with a granite serving line, new chilled salad display case and comfortable, attractive booths and furniture and flat screen televisions. The food to-go area has been improved allowing for curbside pickup, with a side entrance and direct access to the dining room.

Culinary Contract Services

Our Culinary Contract Services operations consist of a business line including healthcare, higher education and corporate dining. The healthcare accounts are full service and include in-room delivery, catering, vending, coffee service and retail dining. As of August 27, 2008, we had contracts with seven long-term acute care hospitals, three acute care medical centers and Baylor College of Medicine. As the industry begins to appreciate our unique abilities to deliver quality services that include design and procurement as well as nutrition and food services, we continue to pursue new accounts.

Employees

As of November 3, 2008, we had a workforce of 7,807 employees consisting of 7,249 non-management restaurant workers, 363 restaurant managers and 195 clerical, facility services, administrative and executive employees. Employee relations are considered to be good. We have never had a strike or work stoppage, and we are not subject to collective bargaining agreements.

Item 1A. *Risk Factors*

An investment in our common stock involves a high degree of risk. Investors should consider carefully the risks and uncertainties described below, and all other information included in this Annual Report on Form 10-K, before deciding whether to purchase our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business, financial condition or results of operations. The occurrence of any of the following risks could harm our business, financial condition and results of operations. The trading price of our common stock could decline due to any of these risks and uncertainties, and investors may lose part or all of their investment.

We face the risk of adverse publicity and litigation, the cost of which could have a material adverse effect on our business and financial performance.

We may from time to time be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Unfavorable publicity relating to one or more of our restaurants or to the restaurant industry in general may taint public perception of the Luby's brand. Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, illness or other health concerns or operating issues stemming from one or a limited number of restaurants. Publicity resulting from these allegations may materially adversely affect our business and financial performance, regardless of whether the allegations are valid or whether we are liable. In addition, we are subject to employee claims alleging injuries, wage and hour violations, discrimination, harassment or wrongful termination. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage, if any, for any claims could materially adversely affect our financial condition or results of operations.

We face intense competition, and if we are unable to compete effectively or if customer preferences change, our business and financial performance will be adversely affected.

The restaurant industry is intensely competitive and is affected by changes in customer tastes and dietary habits and by national, regional and local economic conditions and demographic trends. New menu items, concepts, and trends are constantly emerging. We offer a large variety of entrées, side dishes and desserts and our continued success depends, in part, on the popularity of our cuisine and cafeteria-style dining. A change away from this cuisine or dining style could have a material adverse effect on our results of operations. Changing customer preferences, tastes and dietary habits can adversely impact our business and financial performance. We compete on quality, variety, value, service, concept, price, and location with well-established national and regional chains, as well as with locally owned and operated restaurants. We face significant competition from family-style restaurants, fast-casual restaurants, and buffets as well as fast food restaurants. In addition, we also face growing competition as a result of the trend toward convergence in grocery, deli, and restaurant services, particularly in the supermarket industry, which offers "convenient meals" in the form of improved entrées and side dishes from the deli section. Many of our competitors have significantly greater financial resources than we do. We also compete with other restaurants and retail establishments for restaurant sites and personnel. We anticipate that intense competition will continue. If we are unable to compete effectively, our business, financial condition, and results of operations would be materially adversely affected.

Our strategic growth plan may not be successful.

Our ability to open and profitably operate new restaurants is subject to various risks such as the identification and availability of suitable and economically viable locations, the negotiation of acceptable terms for new locations, the need to obtain all required governmental permits (including zoning approvals) on a timely basis, the need to comply with other regulatory requirements, the availability of necessary contractors and subcontractors, the availability of construction materials and labor, the ability to meet construction schedules and budgets, the ability to manage union activities such as picketing or hand billing which could delay construction, increases in labor and building materials costs, the availability of financing at acceptable rates and terms, changes in weather or other acts of God that could result in construction delays and adversely affect the results of one or more restaurants for an indeterminate amount of time, our ability to hire and train qualified management personnel and general economic and business conditions. At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources.

If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated revenues and earnings in future periods. We may be evaluating acquisitions or engaging in acquisition negotiations at any given time. We cannot be sure that we will be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisition will actually be realized. Likewise, we cannot be sure that we will be able to obtain necessary financing for acquisitions. Such financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. The amount of such debt financing for acquisitions could be significant and the terms of such debt instruments could be more restrictive than our current covenants. In addition, a prolonged economic downturn would adversely affect our ability to open new stores or upgrade existing units.

Because our restaurants are concentrated in Texas, regional events can adversely affect our financial performance.

More than 95% of our restaurants were located in Texas as of November 3, 2008. Our remaining restaurants are located in Arizona, Arkansas and Oklahoma. This concentration could adversely affect our financial performance in a number of ways. For example, our results of operations may be adversely affected by economic conditions in Texas or the southern United States or the occurrence of an event of terrorism or natural disaster in any of the communities in which we operate. Also, given our geographic concentration, negative publicity relating to our restaurants could have a more pronounced adverse effect on our overall revenues than might be the case if our restaurants were more broadly dispersed. Although we generally maintain property and casualty insurance to protect against property damage caused by casualties and natural disasters, inclement weather, flooding, hurricanes and other acts of God, these events can adversely impact our sales by discouraging potential customers from going out to eat or by rendering a restaurant inoperable for a significant amount of time.

An increase in the minimum wage could adversely affect our financial performance.

From time to time, the U.S. Congress and state legislatures consider increases in the minimum wage. The restaurant industry is intensely competitive, and if the minimum wage is increased, we may not be able to transfer all of the resulting increases in operating costs to our customers in the form of price increases. In addition, because our business is labor intensive, shortages in the labor pool or other inflationary pressure could increase labor costs that could adversely affect our results of operations.

Labor shortages or increases in labor costs could adversely affect our business and results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional managers, restaurant general managers and chefs, in a manner consistent with our standards and expectations. Qualified individuals that we need to fill these positions are in short supply and competition for these employees is intense. If we are unable to recruit and retain sufficient qualified individuals, our operations and reputation could be adversely affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs. If our labor costs increase, our results of operations will be negatively affected.

If we are unable to anticipate and react to changes in food, utility and other costs, our results of operations could be materially adversely affected.

Many of the food and beverage products we purchase are affected by commodity pricing, and as such, are subject to price volatility caused by production problems, shortages, weather or other factors outside of our control. Our profitability depends, in part, on our successfully anticipating and reacting to changes in the prices of commodities. Therefore, we enter into purchase commitments with suppliers when we believe that it is advantageous for us to do so. If commodity prices were to increase, we may be forced to absorb the additional costs rather than transfer these increases to our customers in the form of menu price increases. Our success also depends, in part, on our ability to absorb increases in utility costs. Our operating results are affected by fluctuations in the price of utilities. Our inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our results of operations.

Our business is affected by local, state and federal regulations.

The restaurant industry is subject to extensive federal, state and local laws and regulations. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards, building codes and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act and applicable minimum wage requirements, overtime, unemployment tax rates, family leave, tip credits, working conditions, safety standards and citizenship requirements), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990.

Our planned culinary contract services expansion may not be successful.

Successful expansion of our culinary contract services depends on our ability to obtain new clients as well as retain and renew our existing client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We may not be able to renew existing client contracts at the same or higher rates or that our current clients will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have a material adverse effect on our business and results of operations.

If we do not collect our accounts receivable, our financial results could be adversely affected.

A portion of our accounts receivable is concentrated in our culinary contract service operations among several customers. Failure to collect from one of these accounts receivable would adversely affect the results of our operations.

If we lose the services of any of our key management personnel, our business could suffer.

The success of our business is highly dependent upon our key management personnel, particularly Christopher J. Pappas, our President and Chief Executive Officer, and Harris J. Pappas, our Chief Operating Officer. The loss of the services of any key management personnel could have a material adverse effect upon our business.

General economic factors may adversely affect our results of operations.

National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown or a worsening economy, could adversely affect disposable consumer income and consumer confidence. Unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer traffic in some or all of our restaurants, impose practical limits on our pricing and increase our costs, any of which could lower our profit margins and have a material adverse affect on our results of operations. The impact of inflation on food, labor and other aspects of our business can negatively affect our results of operations. Commodity inflation in food, beverages and utilities can also impact our financial performance. Although we attempt to offset inflation through periodic menu price increases, cost controls and incremental improvement in operating margins, we may not be able to completely do so which could negatively affect our results of operations.

Our business is subject to seasonal fluctuations, and, as a result, our results of operations for any given quarter may not be indicative of the results that may be achieved for the full fiscal year.

Our business is subject to seasonal fluctuations. Historically, our highest earnings have occurred in the third quarter of the fiscal year, as our revenues in most of our restaurants have typically been higher during the third quarter of the fiscal year. Similarly, our results of operations for any single quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year.

Economic factors affecting financial institutions could affect our access to capital.

The syndicate of banks may not have the ability to provide us with capital under our existing Revolving Credit Facility. Our existing Revolving Credit Facility expires in July 2012 and we may not be able to amend or renew the facility with terms and conditions consistent with the existing facility.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

As of November 3, 2008, Luby's had 120 operating locations that typically contain 8,000 to 10,500 square feet of floor space with seating capacity for 250 to 300 customers. We own the underlying land and buildings in which 89 of our restaurants are located. Eight of these restaurant properties contain excess building space, which is leased to tenants unaffiliated with Luby's.

In addition to the owned locations, 31 other restaurants are held under leases, including 8 in regional shopping malls. The majority of the leases are fixed-dollar rentals. The majority of the leases require additional amounts paid related to property taxes, hazard insurance and maintenance of common areas. Of the 31 restaurant leases, the current terms of two expire before 2010, seventeen expire between 2010 and 2014, and twelve thereafter. Of the 31 restaurant leases, 28 can be extended beyond their current terms at our option.

As of November 3, 2008, we had six owned properties, with a carrying value of approximately $6.8 million, and four properties located on ground leases, with a zero carrying value, that are held for sale.

Also as of November 3, 2008, we had two owned and four leased sites which are held for future use.

We lease approximately 30,000 square feet of corporate office space, which extends through 2011. The space is located on the Northwest Freeway in Houston, Texas in close proximity to many of our Houston restaurant locations.

We lease approximately 60,000 square feet of warehouse space for in-house repair, fabrication and storage in Houston, Texas, which we refer to as Luby's Facility Services, from an unrelated third party.

We maintain public liability insurance and property damage insurance on all properties in amounts which management believes provide adequate coverage.

Item 3. ***Legal Proceedings***

Certain current and former hourly restaurant employees filed a lawsuit against us in Texas Federal Court alleging violations of the Fair Labor Standards Act with respect to the inclusion of certain employees in a tip pool. The lawsuit seeks penalties and attorney's fees and was conditionally certified as a collective action in October 2008. We intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

We are, from time to time, subject to various other claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of pending claims and lawsuits will not have a material adverse effect on our operations or consolidated financial position. There are no material legal proceedings to which any of our directors, officers or affiliates, or any associate of any such director or officer, is a party, or has a material interest, adverse to our company.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the fourth quarter of the fiscal year ended August 27, 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock Prices

Our common stock is traded on the New York Stock Exchange under the symbol "LUB." The following table sets forth, for the last two fiscal years, the high and low sales prices on the New York Stock Exchange as reported in the consolidated transaction reporting system.

Fiscal Quarter Ended	*High*	*Low*
November 22, 2006	$11.74	$ 8.27
February 14, 2007	11.74	10.00
May 9, 2007	11.19	9.47
August 29, 2007	11.15	9.21
November 21, 2007	11.83	9.75
February 13, 2008	11.26	8.80
May 7, 2008	9.95	6.81
August 27, 2008	7.85	5.80

As of November 3, 2008, there were 2,725 holders of record of our common stock. No cash dividends have been paid on our common stock since fiscal year 2000, and we currently have no intention to pay a cash dividend on our common stock. On November 3, 2008, the closing price of our common stock on the New York Stock Exchange was $4.49.

Equity Compensation Plans

Securities authorized under our equity compensation plans as of August 27, 2008, were as follows:

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a))**
Equity compensation plans previously approved by security holders	273,369	$10.24	1,723,384
Equity compensation plans not previously approved by security holders	29,625	6.74	—
Total	302,994	$ 9.90	1,723,384

See Note 11, "Share-Based Compensation," to the Consolidated Financial Statements in Item 8 of Part II of this report.

The following graph compares the cumulative total stockholder return on our common stock for the five fiscal years ended August 27, 2008, with the cumulative total return on the S&P SmallCap 600 Index and an industry peer group index. The peer group index consists of Bob Evans Farms, Inc., Ruby Tuesday Inc., CBRL Group Inc. and O'Charley's. These companies are multi-unit family and casual dining restaurant operators in the mid-price range.

The cumulative total shareholder return computations set forth in the performance graph assume an investment of $100 on August 27, 2003, and the reinvestment of all dividends. The returns of each company in the peer group index have been weighed according to that company's stock market capitalization.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
August 2008
600.00
500.00
400.00
300.00
200.00
100.00
0.00
2003
2004
2005
2006
2007
2008
LUBY'S INC
S&P 500 Index - Total Return
S&P 600 Index - Total Return
S&P 500 Restaurant Index
S&P 600 Restaurant Index
New Peer Group
Old Peer Group

	2003	2004	2005	2006	2007	2008
Luby's Inc.	100.00	265.34	536.41	388.22	467.86	302.93
S&P 600 Index—Total Return	100.00	113.88	142.72	151.51	171.55	159.12
S&P 600 Restaurant Index	100.00	109.30	132.53	136.72	139.30	106.28
Peer Group Index Only	100.00	104.43	106.84	115.52	116.30	74.28
Peer Group Index + Luby's Inc.	100.00	106.70	112.22	119.06	121.08	77.40

Item 6. ***Selected Financial Data***

Five-Year Summary of Operations

	Fiscal Year Ended				
	August 27, 2008	August 29, 2007	August 30, 2006	August 31, 2005 [a]	August 25, 2004
	(364 days)	*(364 days)*	*(364 days)*	*(371 days)*	*(364 days)*
		(In thousands except per share data)			
Sales					
Restaurant sales	$309,457	$318,323	$324,640	$318,401	$294,235
Culinary contract services	8,205	2,065	—	—	—
Total sales	317,662	320,388	324,640	318,401	294,235
Income from continuing operations	2,469	11,087	20,921	8,306	5,918
Loss from discontinued operations [b]	(204)	(224)	(1,360)	(4,858)	(9,040)
Net income (loss)	2,265	10,863	19,561	3,448	(3,122)
Income per share from continuing operations:					
Basic	$ 0.09	$ 0.43	$ 0.80	$ 0.37	$ 0.27
Assuming dilution	$ 0.09	$ 0.41	$ 0.76	$ 0.36	$ 0.27
Loss per share from discontinued operation:					
Basic	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.22)	$ (0.41)
Assuming dilution	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.21)	$ (0.41)
Net income (loss) per share					
Basic	$ 0.08	$ 0.42	$ 0.75	$ 0.15	$ (0.14)
Assuming dilution	$ 0.08	$ 0.40	$ 0.71	$ 0.15	$ (0.14)
Weighted-average shares outstanding					
Basic	27,799	26,121	26,024	22,608	22,470
Assuming dilution	28,085	27,170	27,444	23,455	22,679
Total assets	$226,521	$219,634	$206,699	$206,214	$232,281
Total debt	$ —	$ —	$ —	$ 13,500	$ 53,561
Number of restaurants at fiscal year end	123	128	128	131	138

(a) Fiscal year ended August 31, 2005 consists of 53 weeks, while all other periods presented consist of 52 weeks.

(b) Our business plan, as approved in fiscal year 2003, called for the closure of more than 50 locations. In accordance with the plan, the entire fiscal activity of the applicable stores closed after the inception of the plan has been reclassified to discontinued operations. For comparison purposes, prior fiscal years results related to these same locations have also been reclassified to discontinued operations. Restaurants closed subsequent to the completion of the 2003 disposal plan, as of August 30, 2006, have not been reclassified or reported as discontinued operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and footnotes for the fiscal years ended August 27, 2008, August 29, 2007, and August 30, 2006 included in Item 8 of this report.

Overview

We generated, in fiscal year 2008, revenues primarily by providing quality food to customers at our 123 restaurants located throughout Texas and three other states. These establishments are located in close proximity to retail centers, business developments and residential areas. We also provide culinary contract services for organizations that offer on-site food service, such as health care facilities. Since August 2007, we have introduced our new cafeteria-style prototype design in four locations. Three of these locations are new sites and one a replacement site.

Our financial results during fiscal year 2008 were negatively impacted by the challenging restaurant operating environment. Over the past seven quarters, we have experienced a same-store sales decline on average of 2.5%; this decline follows a period of twelve consecutive quarters when we averaged an increase of 4.6% per quarter. Our sales continued to be negatively impacted by softer consumer demand, which has been negatively impacted by higher gasoline prices and higher commodity costs for consumers during the year.

Same-store restaurant sales declined 2.6% for fiscal year 2008 compared to fiscal year 2007. The negative trend in consumer spending that resulted in reduced unit traffic continued throughout fiscal year 2008 and was partially offset by higher menu prices.

Fiscal year 2008 expenses were negatively impacted by higher food, labor, operating expenses and depreciation, as well as higher general and administrative expenses:

- Food costs were higher in fiscal year 2008 due to significantly higher commodity prices which were only partially offset by menu price increases
- Labor costs were impacted by higher wage rates due to the minimum wage increase and an increase in store management at certain locations as part of our efforts to improve store level operations
- Operating expenses were higher primarily due to increased utility rates as a result of higher costs of natural gas which impacted our gas and electricity costs. Also contributing to higher operating expenses were increased repairs and maintenance expenditures driven by existing unit remodeling efforts in fiscal year 2008, and higher restaurant supplies expense as a result of our efforts at the store level to improve the standardization of our kitchens. These increases were only partially offset by lower marketing and advertising costs as a result of our focus on lower cost marketing mediums during fiscal year 2008
- Depreciation expense increased significantly as a result of new and existing unit capital expenditures activity in fiscal year 2008
- General and administrative expenses increased primarily due to increased staffing associated with our growth plan and higher professional expenses associated with proxy solicitation in fiscal year 2008

Consistent with our business plan for fiscal year 2008, we invested in upgrades to our existing stores, built new restaurants and grew our culinary contract services business using cash flow from operations. Expanding our brand and investing in our business continues to be our long-term plan. In light of current global economic conditions, however, we are focusing on managing capital allocations conservatively and maintaining a healthy balance sheet. We have taken a conservative approach to our capital allocation in fiscal year 2009 for new unit development and store upgrades and now expect to significantly reduce our capital expenditures in the current fiscal year. Our current plans are to open one or two new restaurants in fiscal year 2009. We believe our operational execution has improved through the higher standards we have committed to delivering for our customers and over the long term will enhance shareholder value.

During fiscal year 2008, we opened two additional new prototype restaurants and incorporated the new prototype features into one restaurant relocated within a retail center.

In fiscal year 2008, we spent $40.2 million on capital expenditures, which included $11.5 million in restaurant upgrades such as dining room updates, restroom remodels and the addition of new furniture. We remain committed to our operational procedures, policies and initiatives designed to strengthen and grow our business. These programs are focused on customer service, menu innovation, food quality assurance, technological enhancements and staff training and development. The long-term consistent execution of these programs is designed to enhance overall customer satisfaction and increase profitability.

Accounting Periods

Our fiscal year ends on the last Wednesday in August. As such, each fiscal year normally consists of 13 four-week periods, or accounting periods, accounting for 364 days in the aggregate. Each of the first three quarters of each fiscal year consists of three four-week periods, while the fourth quarter normally consists of four four-week periods. Fiscal years 2008, 2007 and 2006 all contained 52 weeks. Comparability between quarters may be affected by the varying lengths of the quarters, as well as the seasonality associated with the restaurant business.

Same-Store Sales

The restaurant business is highly competitive with respect to food quality, concept, location, price, and service, all of which may have an effect on same-store sales. Our same-store sales calculation measures the relative performance of a certain group of restaurants. To qualify for inclusion in this group, a store must have been in operation for 18 consecutive accounting periods. Stores that close on a permanent basis are removed from the group in the fiscal quarter when operations cease at the restaurant, but remain in the same-store group for previously reported fiscal quarters. Although management believes this approach leads to more effective year-over-year comparisons, neither the time frame nor the exact practice may be similar to those used by other restaurant companies.

Same-store sales decreased 2.6% for fiscal year 2008, decreased 1.5% for fiscal year 2007 and increased 4.6% for fiscal year 2006. The following table shows the same-store sales change for comparative historical quarters:

	Fiscal Year 2008				Fiscal Year 2007				Fiscal Year 2006			
Increase (Decrease)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Same-store sales	(2.0)%	(3.2)%	(1.5)%	(3.1)%	(2.0)%	(1.9)%	(3.6)%	1.7%	2.0%	4.1%	6.7%	6.4%

Minimum Wage Increase Impact

The second of three federal minimum wage increases took effect on July 24, 2008. We expect to experience a "compression" due to these minimum wage increases, meaning that wages earned by employees within a certain range of the new minimum wage would be adjusted over time as the new minimum wage increases are phased in through calendar year 2009. To the extent prevailing market conditions allow, we intend to adjust menu prices to maintain profit margins.

Discontinued Operations

Our business plan, as approved in fiscal year 2003 and completed in fiscal year 2006, called for the closure of more than 50 locations. In accordance with the plan, the entire fiscal activity of the applicable stores closed after the inception of the plan has been classified as discontinued operations. Results related to these same locations have also been classified as discontinued operations for all periods presented.

Recent Events

Hurricane Ike stuck southeast Texas in September 2008 causing massive power outages and inflicting widespread damage in the greater Houston area. Approximately 44 Luby's locations in the Houston area were closed over varying lengths of time due to the storm. We anticipate that restaurant sales were negatively impacted by approximately 273 days in the aggregate when some of our locations were unable to open due to storm damage or loss of power. We estimate approximately $1.5 million in lost sales from these store closures. We also estimate storm related direct costs of $1.0 million to $1.3 million for damages, auxiliary power, food loss and other miscellaneous costs. We are seeking to recover a portion of lost profits, property damages, and some expenses incurred through insurance claims.

RESULTS OF OPERATIONS

Fiscal Year 2008 (52 weeks) compared to Fiscal Year 2007 (52 weeks)

Sales

Total sales decreased approximately $2.7 million, or 0.9%, in fiscal year 2008 compared to fiscal year 2007, consisting of an $8.9 million decrease in restaurant sales and a $6.1 million increase in culinary contract services revenue. The $8.9 million decline in restaurant sales included a $5.6 million reduction in sales related to closed operations. On a same-store basis, sales decreased approximately $8.0 million, or 2.6%, due primarily to declines in guest traffic partially offset by higher menu prices.

Cost of Food

Food costs increased approximately $0.6 million, or 0.7%, in fiscal year 2008 compared to fiscal year 2007 due to higher commodity prices for beef, seafood, fresh produce and oils, partially offset by lower sales volume. As a percentage of restaurant sales, food costs increased 1.0%, from 26.9% in fiscal year 2007 to 27.9% in fiscal year 2008, primarily due to increased commodity costs in oils and shortenings and seafood partially offset by higher menu prices.

Payroll and Related Costs

Payroll and related costs increased approximately $10,000 in fiscal year 2008 compared to fiscal year 2007. As a percentage of restaurant sales, these costs increased 1.0%, from 34.0% in fiscal year 2007 to 35.0% in fiscal year 2008, due to reduced restaurant sales. Payroll and related expenses included higher average wages paid to our crew employees and an increase in staffing among the management teams at the restaurants as well as higher training related costs. These increases were partially offset by lower workers' compensation accrual estimates, generally lower variable compensation of our unit management on decreased profitability and improved performance in overtime usage.

Other Operating Expenses

Other operating expenses primarily include restaurant-related expenses for utilities, repairs and maintenance, advertising, insurance, services, supplies and occupancy costs. Other operating expenses increased by approximately $3.7 million, or 5.3%, in fiscal year 2008 compared to fiscal year 2007. As a percentage of restaurant sales, these costs increased 1.8%. Other operating expenses increased primarily due to 1) an approximate $2.0 million increase in repairs and maintenance costs as we focused efforts on improving the appearance and functionality of our restaurants for our guests and employees; 2) an approximate $1.9 million increase in utility expenses resulting from higher utility rates; and 3) an approximate $1.2 million increase in supplies expenses as we retooled and standardized our kitchens for improved efficiency. These cost increases were offset by an approximate $1.8 million reduction in marketing and advertising costs as we chose to focus our marketing efforts on specific geographical markets and utilized a mix of lower cost marketing mediums.

Opening Costs

Opening costs were approximately $0.4 million in fiscal year 2008 and reflect the labor, supplies, occupancy, and other costs necessary to support the restaurant through its opening period.

Cost of Culinary Contract Services

Cost of culinary contract services increased by approximately $5.4 million in fiscal year 2008 compared to fiscal year 2007. This increase was related to the food, labor and other operating expenses associated with the increase in revenue for this line of business.

Depreciation and Amortization

Depreciation and amortization expense increased by approximately $1.7 million, or 10.7%, in fiscal year 2008 compared to fiscal year 2007 due to increased capital expenditures, including the opening of three restaurants in fiscal year 2008 as well as upgrades and remodels to existing units.

General and Administrative Expenses

General and administrative expenses include corporate salaries and benefits-related costs, including restaurant area leaders, share-based compensation, professional fees, travel and recruiting expenses and other office expenses. General and administrative expenses increased by approximately $4.3 million, or 19.7%, in fiscal year 2008 compared to fiscal year 2007. As a percentage of total sales, general and administrative expenses increased to 8.2% in fiscal year 2008 compared to 6.8% in fiscal year 2007. The increase was primarily due to 1) a $2.3 million in corporate salary expense related to staffing costs to support the culinary contract services businesses and other departments to support our strategic growth plan and 2) an approximate $1.4 million expense relating to the solicitation of proxies in connection with our 2008 annual meeting of shareholders in the second quarter of fiscal year 2008.

Asset Charges

The provision for asset impairments and restaurant closings increased by approximately $1.6 million in fiscal year 2008 compared to fiscal year 2007 primarily due to the write-down of selected underperforming units to net realizable value based on an estimate of net sales proceeds, partially offset by a reversal of previously recognized impairment related to one ground lease unit which is expected to be reopened in fiscal year 2009. This unit was also reclassified in the first quarter of fiscal year 2008 from property held for sale to property and equipment, net.

The net loss (gain) on disposition of property and equipment decreased by approximately $0.7 million in fiscal year 2008 compared to fiscal year 2007. This decrease is primarily related to a gain on the sale of one unit offset by the losses associated with the disposal of restaurant equipment due in part to increased remodel activity.

Interest Income

Interest income decreased approximately $17,000 in fiscal year 2008 due to reduced cash balance and lower interest rates.

Interest Expense

Interest expense decreased $0.7 million due to lower amortization of pre-paid financing cost as a result of executing a new line of credit extending the amortization period through the maturity of the 2007 revolving credit facility in July 2012.

Other Income, net

Other income, net, consisted primarily of the following components: net rental property income and expenses relating to property for which we are the landlord; prepaid sales tax discounts earned through our participation in state tax prepayment programs; and de-recognition of gift certificate liability resulting from the expiration of state statutes of limitation on gift certificate amounts. Other income, net, increased by approximately $0.1 million in fiscal year 2008 compared to fiscal year 2007. The increase in other income, net was primarily due to the de-recognition of our gift certificate liability in fiscal year 2008. Other components of other income, net had no significant increase or decrease in fiscal year 2008 compared to fiscal year 2007.

Impairment charge for decrease in fair value of investments

The provision for impairment charges for decreased fair value of investments increased by approximately $0.8 million in fiscal year 2008 compared to fiscal year 2007. The entire increase was recorded in fiscal year 2008 due to the continued illiquidity of the auction rate securities markets. The reduction in fair value of the investments was derived through valuation and is considered to be "other-than-temporary." See "Liquidity and Capital Resources" below for additional information regarding this provision of the fair value of these investments at August 27, 2008.

Interest Related to Income Taxes

Interest related to income taxes includes the reversal of previously recognized interest expense associated with the settled tax audit contingencies and the interest portion of an income tax refund. The refund and related interest were received subsequent to the end of the second quarter. For fiscal year 2008 interest related to income taxes was $1.3 million. For additional information, see Note 3, "Income Taxes", to our Consolidated Financial Statements included in Item 8 of Part II of this report.

Taxes

The income tax provision related to continuing operations for fiscal year 2008 was a $3.6 million benefit compared to an income tax provision of $6.3 million expense in fiscal year 2007. Our income tax benefit in fiscal year 2008 includes approximately $3.1 million of items that are expected to be nonrecurring. The remaining tax benefit recorded for fiscal year 2008 is the net of the federal tax benefit and state tax expense based on our effective tax rate applied to the pre-tax loss from continuing operations.

The provision for income taxes for fiscal year 2007 is the federal and state tax expense based on our effective tax rate for the year without the significant nonrecurring items described above for fiscal year 2008. Because we had pre-tax income in fiscal year 2007 and a pre-tax loss in fiscal year 2008, we had tax expense in fiscal year 2007 compared to a tax benefit in fiscal year 2008.

Discontinued Operations

The net loss from discontinued operations decreased by approximately $20,000 in fiscal year 2008 compared to fiscal year 2007, principally due to lease settlement and asset impairment costs associated with discontinued operations in 2007.

Fiscal Year 2007 (52 weeks) compared to Fiscal Year 2006 (52 weeks)

Sales

Total sales decreased approximately $4.3 million, or 1.3%, in fiscal year 2007 compared to fiscal year 2006, consisting of a $6.3 million decrease in restaurant sales and a $2.0 million increase in culinary contract services revenue. The $6.3 million decline in restaurant sales included a $1.5 million reduction in sales related to closed operations. On a same-store basis, sales decreased approximately $4.9 million, or 1.5%, due primarily to declines in guest traffic partially offset by higher menu prices and more favorable menu mix.

Cost of Food

Food costs decreased approximately $0.7 million, or 0.8%, in fiscal year 2007 compared to fiscal year 2006 due to the lower sales volume offset by higher commodity prices for beef, seafood, poultry and oils. In addition, our promotion of combination meals has provided favorable cost structures. As a percentage of restaurant sales, food costs increased 0.3%, from 26.6% in fiscal year 2006 to 26.9% in fiscal year 2007.

Payroll and Related Costs

Payroll and related costs decreased approximately $3.8 million, or 3.4%, in fiscal year 2007 compared to fiscal year 2006. As a percentage of restaurant sales, these costs decreased 0.6%, from 34.6% in fiscal year 2006 to 34.0% in fiscal year 2007, due to reduced restaurant sales and continued focus on labor productivity.

Other Operating Expenses

Other operating expenses primarily include restaurant-related expenses for utilities, repairs and maintenance, advertising, insurance, services and occupancy costs. Other operating expenses decreased by approximately $0.6 million, or 0.9%, for fiscal year 2007 compared to fiscal year 2006. As a percentage of restaurant sales, these costs increased 0.2%. Other operating expenses decreased primarily due to 1) an approximate $1.4 million reduction in utilities expense and 2) an approximate $0.6 million decline in marketing and advertising costs driven primarily by reduced television and radio advertising in the fourth quarter of fiscal year 2007; and 3) a $1.1 million insurance recovery associated with a business claim related to Hurricane Rita, where we recorded as a reduction to operating expenses in the fourth quarter of fiscal year 2006. These cost declines were partially offset by 1) an approximate $0.6 million increase in our supplies expense; 2) an approximate $0.5 million increase in our repairs and maintenance expense; and 3) an approximate $0.9 million aggregate reduction in our property and general liability insurance expense, including the effects of reduced actuarial estimates of potential losses resulting from favorable claims experience.

Depreciation and Amortization

Depreciation and amortization expense increased by approximately $0.3 million, or 2.0%, in fiscal year 2007 compared to fiscal year 2006 due to increased capital expenditures in fiscal year 2007.

General and Administrative Expenses

General and administrative expenses include corporate salaries and benefits related costs, including restaurant area leaders, share-based compensation, professional fees, travel and recruiting expenses and other office expenses. General and administrative expenses decreased by approximately $0.5 million, or 2.4%, in fiscal year 2007 compared to fiscal year 2006. As a percentage of total sales, general and administrative expenses decreased to 6.8% in fiscal year 2007 compared to 6.9% in fiscal year 2006, primarily due to lower bonus expense and professional consulting fees, partially offset by increased share-based compensation expense.

Asset Charges

The provision for asset impairments and restaurant closings decreased by approximately $0.3 million in fiscal year 2007 compared to fiscal year 2006 primarily due to asset impairment and lease settlement costs recognized in 2006 offset by a 2007 lease settlement related to a closed location.

The net loss (gain) on disposition of property and equipment decreased by approximately $0.7 million in fiscal year 2007 compared to fiscal year 2006. This decrease is primarily due to the retirement of obsolete equipment that was identified during our fiscal year 2006 review of restaurant equipment at all of our restaurants and at our in-house repair and fabrication center referred to elsewhere in this report as the Houston Service Center.

Interest Income

Interest income increased approximately $0.8 million due to higher cash and short term investment balances.

Interest Expense

Interest expense decreased $0.1 million.

Other Income, net

Other income, net, consisted primarily of the following components: net rental property income and expenses relating to property for which we are the landlord; prepaid sales tax discounts earned through our participation in state tax prepayment programs; and de-recognition of gift certificate liability resulting from the expiration of state statutes of limitation on gift certificate amounts. Other income, net, decreased by approximately $0.3 million in fiscal year 2007 compared to fiscal year 2006, due primarily to 1) the de-recognition of our gift certificate liability in fiscal year 2006 and 2) a decrease in prepaid state sales tax discounts resulting from lower sales in fiscal year 2007.

Taxes

The income tax provision for fiscal year 2007 was $6.3 million compared to recognition of an income tax benefit of $4.5 million in 2006. All of our net operating losses have been fully utilized, and the provision for income taxes in 2007 is reflective of the tax effect of the pre-tax income for the year. Our income tax benefit in fiscal year 2006 primarily represents the recognition of tax benefits for net operating losses not recognized in previous years due to uncertainty regarding our ability to realize them.

Discontinued Operations

The net loss from discontinued operations decreased by approximately $1.1 million in fiscal year 2007 compared to fiscal year 2006, principally due to lease settlement and asset impairment costs associated with discontinued operations in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents and Short-Term Investments

General. Our primary sources of short-term and long-term liquidity are cash flows from operations and our revolving credit facility.

Our cash requirements consist principally of:

- capital expenditures for new store development and construction, restaurant renovations and upgrades and information technology; and
- working capital.

A continued decline in our cash flow from operations could require us to utilize our credit facility. Under the current terms of our revolving credit facility, capital expenditures and the amount of borrowings are limited based on our trailing cash flows, as defined in the agreement. Based upon current levels of operations and anticipated growth, we expect that cash flows from operations, combined with other financing alternatives in place or available, will be sufficient to meet our capital expenditures and working capital requirements.

As is common in the restaurant industry, we maintain relatively low levels of accounts receivable and inventories, and our vendors grant trade credit for purchases such as food and supplies. We also continually invest in our business through the addition of new units and refurbishment of existing units, which are reflected as long-term assets.

Cash and cash equivalents and short-term investments decreased to $4.6 million from $26.1 million at the beginning of the fiscal year. This decrease is primarily due to the change in classification of the fair value of auction rate securities from short-term investments to long-term investments and sales of short-term investments during fiscal year 2008. See Note 2, "Cash and Cash Equivalents, Investments and Trade Receivables" to our Consolidated Financial Statements included in Item 8 of Part II of this report. We generally reinvest available cash flows from operations to develop new restaurants or enhance existing restaurants.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
		(In thousands)	
Total cash provided by (used in):			
Operating activities	$ 17,601	$ 33,465	$ 25,595
Investing activities	(37,001)	(26,328)	(6,255)
Financing activities	6,452	662	(12,414)
Increase (decrease) in cash and cash equivalents	$(12,948)	$ 7,799	$ 6,926

Operating Activities. In fiscal year 2008, operating cash flow decreased $15.9 million to $17.6 million compared to fiscal year 2007, primarily due to a decline in restaurant sales and increased restaurant expenses and general and administrative expenses.

Investing Activities. Cash flows used in investing activities were $37.0 million in fiscal year 2008 compared to $26.3 million in fiscal year 2007, primarily due to increased purchases of property and equipment, which includes new restaurant construction in progress, partially offset by decreased purchases of short-term investments. Our capital expenditure program includes, among other things, investments in new locations, restaurant remodeling, and information technology enhancements. We used $40.2 million for purchases of property and equipment in fiscal year 2008 compared to $19.5 million in fiscal year 2007. We expect to spend approximately $12.0 million to $17.0 million on capital expenditures in fiscal year 2009.

Financing Activities. Cash provided by financing activities increased $5.8 million to $6.5 million, compared to fiscal year 2007, due primarily to proceeds from the exercise of stock options partially offset by the purchase of treasury stock.

Status of Long-Term Investments and Liquidity

At August 27, 2008, we held $9.35 million, par value ($8.53 million, fair value) in auction rate municipal bond securities as long-term investments. These securities are long-term bonds with underlying maturities in years 2019 through 2042 but have historically had short-term features intended for the investor's liquidity. Prior to the collapse of the auction rate securities market in February 2008, these bonds were purchased or sold through a Dutch-auction process in short-term intervals of 7, 28 or 35 days, whereby the interest rate on the security is reset. The prevailing market auction failures resulted in the long-term investments classification and an other than temporary impairment loss of $0.82 million. For additional information, see Note 2, "Cash and Cash Equivalents, Investments and Trade Receivables" to our Consolidated Financial Statements included in Item 8 of Part II of this report.

Given our current cash position, liquid cash equivalents, expected future cash flow from operations and our available borrowing capacity under our revolving credit facility, we believe the current and near term illiquidity of the auction rate municipal bonds will not adversely affect management's ability to achieve its operating goals.

Status of Trade Accounts and Other Receivables, Net

We monitor our receivables aging and record provisions for uncollectability as appropriate. Credit terms of accounts receivable associated with our culinary contract service business vary from 30 to 45 days based on contract terms.

Working Capital

We had a working capital deficit of $17.8 million as of August 27, 2008, compared to a working capital deficit of $1.9 million as of August 29, 2007, primarily due to the reclassification of our $6.6 million auction rate municipal bonds from short term to long-term investments. We expect to meet our working capital requirements through cash flows from operations and availability under the 2007 Revolving Credit Facility.

Capital Expenditures

Capital expenditures consist of purchases of real estate for future restaurant sites, new units construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures for fiscal year 2008 were approximately $40.2 million, and related to maintaining our investment in existing operating units as well as constructing new units. We expect to be able to fund all capital expenditures in fiscal year 2009 using cash flows from operations and our available credit. We expect to spend approximately $12.0 million to $17.0 million on capital expenditures in fiscal year 2009.

Stock Purchases

On February 15, 2008, in a privately negotiated block trade, the Company purchased 500,000 shares of common stock for $4.8 million.

DEBT

2007 Revolving Credit Facility

On July 13, 2007, we entered into a new $50.0 million unsecured Revolving Credit Facility (the "2007 Revolving Credit Facility") with a syndicate of two banks. The 2007 Revolving Credit Facility may, subject to certain terms and conditions, be increased by an additional $50.0 million for a total facility size of $100.0 million. The 2007 Revolving Credit Facility allows for up to $15.0 million of the available credit to be extended in the form of letters of credit. All amounts owed by us under the 2007 Revolving Credit Facility are guaranteed by our subsidiaries and must be repaid in full upon the maturity date on June 30, 2012.

At any time throughout the term of the facility, we have the option to elect one of two bases of interest rates. One interest rate option is the greater of (a) the Federal Funds Effective Rate plus 0.50%, or (b) prime, plus, in either case, an applicable spread that ranges from zero to 0.50% per annum. The other interest rate option is LIBOR ("London InterBank Offered Rate") plus a spread that ranges from 0.75% to 2.00% per annum. The applicable spread under each option is dependent upon certain measures of our financial performance at the time of each election.

We pay a quarterly commitment fee based on the unused available balance of the 2007 Revolving Credit Facility, which is also dependent upon our leverage ratio, ranging from 0.20% to 0.30% per annum. We also pay quarterly fees with respect to any letters of credit issued and outstanding. Finally, we were obligated to pay the lenders a one-time fee in connection with the closing of the 2007 Revolving Credit Facility.

The 2007 Revolving Credit Facility contains customary covenants and restrictions on our ability to engage in certain activities, including financial performance covenants and limitations on capital expenditures, asset sales and acquisitions and contains customary events of default. As of August 27, 2008, we were in compliance with all covenants and our banks had the ability to provide any requested loans.

At August 27, 2008, we had a total of approximately $2.7 million committed under letters of credit, issued under the 2007 Revolving Credit Facility, which have been issued as security for the payment of insurance obligations classified as accrued expenses on the balance sheet. An additional $12.3 million may be issued under letters of credit.

2005 Revolving Credit Facility

On August 31, 2005, we entered into an amended and restated; $45.0 million unsecured Revolving Credit Facility (the "2005 Revolving Credit Facility") with a syndicate of three independent banks. All amounts owed by us under the 2005 Revolving Credit Facility were guaranteed by our subsidiaries. At August 30, 2006, we had a total of approximately $5.1 million committed under letters of credit that had been issued as security for the payment of insurance obligations classified as accrued expenses on the balance sheet. The available amount, to be issued under letters of credit, was $4.9 million. On July 12, 2007, we terminated the 2005 Revolving Credit Facility and paid all outstanding liabilities associated with the agreement.

COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Pending Claims

Certain current and former hourly restaurant employees filed a lawsuit against us in Texas Federal Court alleging violations of the Fair Labor Standards Act with respect to the inclusion of certain employees in a tip pool. The lawsuit seeks penalties and attorney's fees and was conditionally certified as a collective action in October 2008. We intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

From time to time, we are subject to various other private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to issues common to the restaurant industry. At this time, management believes that the ultimate resolution of pending legal proceedings will not have a material adverse effect on our results of operations, financial position or cash flows.

Construction Activity

From time to time, we enter into non-cancelable contracts for the construction of our new restaurants. This construction activity exposes us to the risks inherent in new construction including but not limited to rising material prices, labor shortages, delays in getting required permits and inspections, adverse weather conditions, and injuries sustained by workers.

Contractual Obligations

At August 27, 2008, we had contractual obligations and other commercial commitments as described below:

	Payments due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
			(In thousands)		
Operating lease obligations [a]	$33,911	$4,524	$8,376	$5,710	$15,301
FIN 48 liability [b]	76	—	—	—	—

	Amount of Commitment by Expiration Period				
Other Commercial Commitments	**Total**	**Fiscal Year 2009**	**Fiscal Years 2010-2011**	**Fiscal Years 2012-2013**	**Thereafter**
			(In thousands)		
Letters of credit	$ 2,735	$2,735	$ —	$ —	$ —

(a) Operating lease obligations contain rent escalations and renewal options ranging from five to forty years.

(b) The $76,000 of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The timing and amounts of future cash payments related to the FIN 48 liabilities are uncertain.

We had no long-term debt, capital lease or purchase obligations at August 27, 2008.

In addition to the commitments described above, we enter into a number of cancelable and noncancelable commitments during each fiscal year. Typically, these commitments expire within one year and are generally focused on food inventory. We do not maintain any long-term or exclusive commitments or arrangements to purchase products from any single supplier. Substantially all of our product purchase commitments are cancelable up to 30 days prior to the vendor's scheduled shipment date.

Long-term liabilities reflected in our consolidated financial statements as of August 27, 2008 included amounts accrued for benefit payments under our supplemental executive retirement plan of $0.2 million, accrued insurance reserves of $1.3 million and deferred rent liabilities of $3.0 million.

We are also contractually obligated to our Chief Executive Officer and Chief Operating Officer pursuant to employment agreements. See "Affiliations and Related Parties" below for further information.

AFFILIATIONS AND RELATED PARTIES

Affiliate Services

Our Chief Executive Officer, Christopher J. Pappas, and our Chief Operating Officer, Harris J. Pappas, own two restaurant entities (the "Pappas entities") that may provide services to Luby's, Inc., and its subsidiaries, as detailed in the Master Sales Agreement dated December 9, 2005 among us and the Pappas entities.

Under the terms of the Master Sales Agreement, the Pappas entities continue to provide specialized (customized) equipment fabrication primarily for new construction and basic equipment maintenance, including stainless steel stoves, shelving, rolling carts, and chef tables. The total costs under the Master Sales Agreement of custom-fabricated and refurbished equipment were $521,000, $261,000, and $107,000 in fiscal years 2008, 2007, and 2006, respectively. The increase in fiscal year 2008 was primarily due to new restaurant openings. Services provided under this agreement are subject to review and approval by the Finance and Audit Committee.

Operating Leases

We previously leased from the Pappas entities property that was used to accommodate our in-house repair and fabrication center, referred to as the Houston Service Center. We terminated this lease in August 2008. We paid approximately $74,800, $82,000, and $82,000, in fiscal years 2008, 2007, and 2006, respectively, pursuant to the terms of this lease. We lease a new property that combines both the offices of our Facility Services and Warehouse Operations from an unrelated third party. The property is approximately 60,000 square feet.

We previously leased approximately 27,000 square feet of warehouse space from the Pappas entities to complement the Houston Service Center, at a monthly rate of approximately $0.21 per square foot. We paid approximately $27,800, $67,000, and $67,000 in fiscal years 2008, 2007 and 2006, respectively, pursuant to the terms of this lease. On February 29, 2008, we terminated this lease with the Pappas entities.

In the third quarter of fiscal year 2004, Messrs. Pappas became partners in a limited partnership which purchased a retail strip center in Houston, Texas. Messrs. Pappas collectively own a 50% limited partner interest and a 50% general partner interest in the limited partnership. A third party company manages the center. One of our restaurants has rented approximately 7% of the space in that center since 1969. No changes were made to our lease terms as a result of the transfer of ownership of the center to the new partnership. We made payments of approximately $276,000, $260,000, and $266,000 during fiscal years 2008, 2007, and 2006, respectively, pursuant to the terms of the lease agreement, which currently includes an annual base rate of $14.64 per square foot per year plus maintenance taxes and insurance.

On November 22, 2006, we executed a new lease agreement with respect to this property. Effective upon our relocation and occupancy into the new space, in Spring 2008, the new lease agreement provides for a primary term of approximately 12 years with two subsequent five-year options and gives the landlord an option to buy out the tenant on or after the calendar year 2015 by paying the then unamortized cost of improvements to the tenant. We will owe, under the lease, $16.65 per square foot per year plus maintenance, taxes, and insurance for the calendar year 2008. Thereafter, the lease provides for reasonable increases in rent at set intervals which is accounted for on a straight line basis. The new lease agreement was approved by the Finance and Audit Committee.

Affiliated rents paid for the Houston Service Center, the separate storage facility, and the Houston property lease combined represented 8.1%, 9.4%, and 9.8% of total rents for continuing operations in fiscal years 2008, 2007, and 2006, respectively.

The following table compares current and prior fiscal year-to-date charges incurred under the Master Sales Agreement affiliated property leases and other related party agreements to our total capital expenditures, as well as relative general and administrative expenses and other operating expenses included in continuing operations:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(364 days)	*(364 days)* *(In thousands)*	*(364 days)*
AFFILIATED COSTS INCURRED:			
General and administrative expenses—professional and other costs	$ 165	$ 38	$ —
Capital expenditures—custom-fabricated and refurbished equipment	521	261	107
Other operating expenses, including property leases	423	446	444
Total	$ 1,109	$ 745	$ 551
RELATIVE TOTAL COMPANY COSTS:			
General and administrative expenses	$ 26,134	$ 21,841	$ 22,373
Capital expenditures	40,228	19,495	15,911
Other operating expenses	73,070	69,372	70,003
Total	$139,432	$110,708	$108,287
AFFILIATED COSTS INCURRED AS A PERCENTAGE OF RELATIVE TOTAL COMPANY COSTS	0.80%	0.67%	0.51%

Pursuant to the terms of a separate Purchase Agreement dated March 9, 2001, entered into by and among the Company, Christopher J. Pappas and Harris J. Pappas, the Company agreed to submit three persons designated by Christopher J. Pappas and Harris J. Pappas as nominees for election at the 2002 Annual Meeting of Shareholders. Messrs. Pappas designated themselves and Frank Markantonis as their nominees for directors, all of whom were subsequently elected. Christopher J. Pappas and Harris J. Pappas are brothers. As disclosed in the proxy statement for the February 26, 2004, annual meeting of shareholders, Frank Markantonis is an attorney whose principal client is Pappas Restaurants, Inc., an entity owned by Harris J. Pappas and Christopher J. Pappas.

As amended in June 7, 2004, the purchase agreement allows Messrs. Pappas to continue to nominate persons for election to the board which, if such nominees are elected, would result in Messrs. Pappas having nominated three of the then-serving directors of our company. Messrs. Pappas retain their right for so long as they both are executive officers of our company.

Christopher J. Pappas, our President and Chief Executive Officer, is a member of the Advisory Board of Amegy Bank, National Association, which is a lender and Syndication Agent under the 2007 Revolving Credit Facility. We hold, from time to time, certain short-term investments with Amegy Bank, National Association.

In October 2007, Christopher and Harris Pappas entered into new employment agreements expiring in August 2009. Both continue to devote their primary time and business efforts to Luby's, while maintaining their roles at Pappas Restaurants, Inc. See Note 16, Subsequent Events, to our Consolidated Financial Statements in Item 8 of Part II of this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are described in Note 1, "Nature of Operations and Significant Accounting Policies," to our Consolidated Financial Statements in Item 8 of Part II of this report. The Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. Preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the amounts of assets and liabilities in the financial statements and revenues and expenses during the reporting periods. Management believes the following are critical accounting policies due to the significant, subjective and complex judgments and estimates used when preparing our consolidated financial statements. Management regularly reviews these assumptions and estimates with the Finance and Audit Committee of our Board of Directors.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", as interpreted by FIN 48. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carrybacks and carryforwards. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We periodically review the recoverability of tax assets recorded on the balance sheet and provide valuation allowances as management deems necessary.

We make judgments regarding the interpretation of tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions as well as by the Internal Revenue Service. In management's opinion, adequate provisions for income taxes have been made for all open tax years. We regularly assess the potential outcomes of examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. We believe that we have adequately provided for reasonable and foreseeable outcomes related to uncertain tax matters. There are no audits or reviews currently underway in any jurisdiction for any fiscal years.

Impairment of Long-Lived Assets

We periodically evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We estimate future cash flows expected to result from the use and possible disposition of the asset and will recognize an impairment loss when the sum of the undiscounted estimated future cash flows is less than the carrying amounts of such assets. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The span of time for which future cash flows are estimated is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. The measurement for such an impairment loss is then based on the fair value of the asset as determined by discounted cash flows or appraisals, if available.

Investments

We invest in two types of securities, held-to-maturity and available-for-sale. Securities held-to-maturity are reported at amortized cost. Avaliable-for-sale securities are reported at fair value. Fair value is a subjective estimate based on our judgement. Securities available-for-sale consist of auction rate securities. Declines in fair value of held to maturity and available-for-sale securities are analyzed to determine if the decline is temporary or "other than temporary". Temporary unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in shareholders' equity. Other than temporary declines reduce earnings. Any increases in other than temporary declines in fair value will not be realized until the securities are sold.

Property Held for Sale

We also periodically review long-lived assets against our plans to retain or ultimately dispose of properties. If we decide to dispose of a property, it will be moved to property held for sale and actively marketed. Property held for sale is recorded at amounts not in excess of what management currently expects to receive upon sale, less costs of disposal. We routinely monitor the estimated value of property held for sale and record adjustments to these values as required. We periodically measure and analyze our estimates against third-party appraisals.

Insurance and Claims

We self-insure a significant portion of risks and associated liabilities under our employee injury, workers' compensation and general liability programs. We maintain insurance coverage with third party carriers to limit our per-occurrence claim exposure. We have recorded accrued liabilities for self-insurance based upon analysis of historical data and actuarial estimates, and we review these amounts on a quarterly basis to ensure that the liability is appropriate.

The significant assumptions made by the actuary to estimate self-insurance reserves, including incurred but not reported claims, are as follows: (1) historical patterns of loss development will continue in the future as they have in the past (Loss Development Method), (2) historical trend patterns and loss cost levels will continue in the future as they have in the past (Bornhuetter-Ferguson Method), and (3) historical claim counts and exposures are used to calculate historical frequency rates and average claim costs are analyzed to get a projected severity (Frequency and Severity Method). The results of these methods are blended by the actuary to provide the reserves estimates.

Actual workers' compensation and employee injury claims expense may differ from estimated loss provisions. The ultimate level of claims under the in-house safety program are not known, and declines in incidence of claims as well as claims costs experiences or reductions in reserve requirements under the program may not continue in future periods.

Share-Based Compensation

We adopted the provisions of SFAS No. 123, "Share-Based Payments (Revised 2004)" ("SFAS 123R"), effective September 1, 2005. Among other things, SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement utilizing the fair values on the date of the grant. See Note 11, "Share-Based Compensation", to our Consolidated Financial Statements in Item 8 of Part II of this report for additional information.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard was effective for fiscal years beginning after November 15, 2007 (our fiscal year

2009). In February 2008, the FASB issued FASB Staff Position ("FSP") FSP 157-1 and FSP 157-2. FSP 157-1 amends SFAS 157 to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements of leases from the provisions of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for most nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008 (our fiscal year 2010). We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 157 on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities", which permits entities to choose to measure many financial instruments and certain other items at fair value. We adopted this standard at the beginning of fiscal year 2009 and chose not to change the measurement of any assets or liabilities to fair value as permitted by this standard. As a result, the adoption of this standard did not have a material impact.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into during fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We do not currently have any minority interests.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires entities to provide enhanced disclosures about derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not currently have any derivative instruments or hedging activities.

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, *Earnings per Share.* Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. We are assessing the potential impact of this FSP on our earnings per share calculation.

INFLATION

It is generally our policy is to maintain stable menu prices without regard to seasonal variations in food costs. Certain increases in costs of food, wages, supplies, transportation and services may require us to increase our menu prices from time to time. To the extent prevailing market conditions allow, we intend to adjust menu prices to maintain profit margins.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to market risk from changes in interest rates affecting our variable-rate debt. As of August 27, 2008, the total amount of debt subject to interest rate fluctuations outstanding under our 2007 Revolving Credit Facility was zero.

Although we are not currently using interest rate swaps, we have previously used and may in the future use these instruments to manage cash flow risk on a portion of our variable-rate debt.

Many ingredients in the products sold in our restaurants are commodities, subject to unpredictable price fluctuations. We attempt to minimize price volatility by negotiating fixed price contracts for the supply of key ingredients and in some cases by passing increased commodity costs through to the customer by adjusting menu prices or menu offerings. Our ingredients are available from multiple suppliers so we are not dependant on a single vendor for our ingredients.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Luby's, Inc.

We have audited the accompanying consolidated balance sheets of Luby's, Inc. (a Delaware corporation) and its subsidiaries as of August 27, 2008 and August 29, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended August 27, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Luby's, Inc. and its subsidiaries as of August 27, 2008 and August 29, 2007, and the results of its operations and its cash flows for each of the two years in the period ended August 27, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, effective August 30, 2007, the Company adopted the provisions of Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Luby's, Inc. and its subsidiaries' internal control over financial reporting as of August 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 5, 2008 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Houston, Texas
November 5, 2008

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
Luby's, Inc.

We have audited Luby's, Inc. (a Delaware corporation) and its subsidiaries internal control over financial reporting as of August 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Luby's, Inc. and its subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on Luby's, Inc. and its subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Luby's, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and consolidated statements of operations, shareholders' equity and cash flows of Luby's, Inc. and its subsidiaries as of and for the years ended August 27, 2008 and August 29, 2007 and our report dated November 5, 2008 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Houston, Texas
November 5, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luby's, Inc.

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Luby's, Inc. for the year ended August 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows of Luby's, Inc. for the year ended August 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
November 6, 2006

Luby's, Inc.
Consolidated Balance Sheets

	August 27, 2008	August 29, 2007
	(In thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,566	$ 17,514
Short-term investments	—	8,600
Trade accounts and other receivables, net	3,368	1,657
Food and supply inventories	3,048	2,574
Prepaid expenses	1,627	1,398
Deferred income taxes	1,580	624
Total current assets	14,189	32,367
Property and equipment, net	198,118	185,983
Long-term investments	8,525	—
Property held for sale	5,282	736
Other assets	407	548
Total assets	$226,521	$219,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 14,268	$ 12,882
Accrued expenses and other liabilities	17,712	21,400
Total current liabilities	31,980	34,282
Other liabilities	6,592	7,088
Total liabilities	38,572	41,370
Commitments and Contingencies		
SHAREHOLDERS' EQUITY		
Common stock, $0.32 par value; 100,000,000 shares authorized; Shares issued were 28,439,214 and 27,835,901, respectively; Shares outstanding were 27,939,214 and 26,159,498, respectively	9,101	8,907
Paid-in capital	20,405	43,514
Retained earnings	163,218	161,447
Less cost of treasury stock, 500,000 and 1,676,403 shares, respectively	(4,775)	(35,604)
Total shareholders' equity	187,949	178,264
Total liabilities and shareholders' equity	$226,521	$219,634

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.
Consolidated Statements of Operations

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(In thousands except per share data)		
SALES:			
Restaurant sales	$309,457	$318,323	$324,640
Culinary contract services	8,205	2,065	—
TOTAL SALES	317,662	320,388	324,640
COSTS AND EXPENSES:			
Cost of food	86,339	85,733	86,461
Payroll and related costs	108,391	108,381	112,220
Other operating expenses	73,070	69,372	70,003
Opening costs	398	—	—
Cost of culinary contract services	7,228	1,841	—
Depreciation and amortization	17,765	16,054	15,747
General and administrative expenses	26,134	21,841	22,373
Provision for asset impairments and restaurant closings	1,829	204	533
Net loss on disposition of property and equipment	28	774	1,508
Total costs and expenses	321,182	304,200	308,845
INCOME (LOSS) FROM OPERATIONS	(3,520)	16,188	15,795
Interest income	1,094	1,111	325
Interest expense	(222)	(892)	(1,022)
Impairment charge for decrease in fair value of investments	(825)	—	—
Interest related to income taxes	1,319	—	—
Other income, net	1,019	954	1,289
Income (loss) before income taxes and discontinued operations	(1,135)	17,361	16,387
Provision (benefit) for income taxes	(3,604)	6,274	(4,534)
Income from continuing operations	2,469	11,087	20,921
Discontinued operations, net of income taxes	(204)	(224)	(1,360)
NET INCOME	$ 2,265	$ 10,863	$ 19,561
Income per share from continuing operations:			
Basic	$ 0.09	$ 0.43	$ 0.80
Assuming dilution	$ 0.09	$ 0.41	$ 0.76
Loss per share from discontinued operations:			
Basic	$ (0.01)	$ (0.01)	$ (0.05)
Assuming dilution	$ (0.01)	$ (0.01)	$ (0.05)
Net income per share:			
Basic	$ 0.08	$ 0.42	$ 0.75
Assuming dilution	$ 0.08	$ 0.40	$ 0.71
Weighted-average shares outstanding:			
Basic	27,799	26,121	26,024
Assuming dilution	28,085	27,170	27,444

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.

Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock						
	Issued		Treasury				
	Shares	Amount	Shares	Amount	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance at August 31, 2005	27,611	$8,835	(1,676)	$(35,604)	$ 40,032	$131,023	$144,286
Net income for the year	—	—	—	—	—	19,561	19,561
Common stock issued under nonemployee director benefit plans	16	5	—	—	186	—	191
Common stock issued under employee benefit plans	122	40	—	—	1,046	—	1,086
Share-based compensation expense	—	—	—	—	435	—	435
Balance at August 30, 2006	27,749	8,880	(1,676)	(35,604)	41,699	150,584	165,559
Net income for the year	—	—	—	—	—	10,863	10,863
Common stock issued under nonemployee director benefit plans	22	6	—	—	215	—	221
Tax benefit on stock option expense	—	—	—	—	172	—	172
Common stock issued under employee benefit plans	65	21	—	—	510	—	531
Share-based compensation expense	—	—	—	—	918	—	918
Balance at August 29, 2007	27,836	8,907	(1,676)	(35,604)	43,514	161,447	178,264
Cumulative effect of adoption of FASB Interpretation No. 48	—	—	—	—	—	(494)	(494)
Net income for the year	—	—	—	—	—	2,265	2,265
Common stock issued under nonemployee director benefit plans	28	9	—	—	238	—	247
Tax benefit on stock option expense	—	—	—	—	16	—	16
Common stock issued under employee benefit plans	575	185	1,676	35,604	(24,546)	—	11,243
Share-based compensation expense	—	—	—	—	1,183	—	1,183
Purchase of treasury stock	—	—	(500)	(4,775)	—	—	(4,775)
Balance at August 27, 2008	28,439	$9,101	(500)	$ (4,775)	$ 20,405	$163,218	$187,949

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.

Consolidated Statements of Cash Flows

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,265	$ 10,863	$ 19,561
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for asset impairments, net of gains/losses on property sales	1,861	820	1,871
Depreciation and amortization	17,765	16,054	15,755
Impairment charge for decrease in fair value of investments	825	—	—
Amortization of debt issuance cost	87	585	466
Non-cash compensation expense	247	221	191
Share-based compensation expense	1,183	918	435
Tax benefit on stock option expense	(16)	(172)	—
Interest related to income taxes	(1,319)	—	—
Deferred tax provision (benefit)	(17)	5,137	(4,759)
Cash provided by operating activities before changes in operating asset and liabilities	22,881	34,426	33,520
Changes in operating assets and liabilities:			
Increase in trade accounts and other receivables, net	(1,519)	(196)	(1,310)
Increase in food and supply inventories	(474)	(182)	(177)
(Increase) decrease in prepaid expenses and other assets	(142)	230	(14)
Decrease in accounts payable, accrued expenses and other liabilities	(3,145)	(813)	(6,424)
Net cash provided by operating activities	17,601	33,465	25,595
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from redemption or maturity of short-term investments	24,750	34,206	1,667
Purchases of short-term investments	(25,650)	(42,806)	—
Proceeds from redemption or maturity of long-term investments	150	—	—
Proceeds from disposal of assets and property held for sale	3,977	1,767	7,989
Purchases of property and equipment	(40,228)	(19,495)	(15,911)
Net cash used in investing activities	(37,001)	(26,328)	(6,255)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of debt	—	—	(15,500)
Proceeds from issuance of debt	—	—	2,000
Debt issuance costs	(32)	(41)	—
Tax benefit on stock option expense	16	172	—
Proceeds received on the exercise of employee stock options	11,243	531	1,086
Purchase of treasury stock	(4,775)	—	—
Net cash (used in) provided by financing activities	6,452	662	(12,414)
Net increase (decrease) in cash and cash equivalents	(12,948)	7,799	6,926
Cash and cash equivalents at beginning of year	17,514	9,715	2,789
Cash and cash equivalents at end of year	$ 4,566	$ 17,514	$ 9,715

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Luby's, Inc. is based in Houston, Texas. As of August 27, 2008, the Company owned and operated 123 restaurants, with 117 in Texas and the remainder in three other states. The Company's restaurant locations are convenient to shopping and business developments as well as to residential areas. Accordingly, the restaurants appeal primarily to shoppers, travelers, store and office personnel at lunch and to families at dinner. Culinary contract services is comprised of contract arrangements to manage food services for clients operating in primarily three lines of business: health care, higher education and corporate dining.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Luby's, Inc. and its wholly owned subsidiaries. Luby's, Inc. was restructured into a holding company on February 1, 1997, at which time all of the operating assets were transferred to Luby's Restaurants Limited Partnership, a Texas limited partnership composed of two wholly owned, indirect corporate subsidiaries of the Company. All restaurant operations are conducted by the partnership. Unless the context indicates otherwise, the word "Company" as used herein includes Luby's, Inc., the partnership and the consolidated subsidiaries of Luby's, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments such as money market funds that have a maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Trade Accounts and Other Receivables, net

Receivables consist principally of amounts due from culinary contract service clients, catering customers and restaurant food sales to corporations. Receivables are recorded at the invoiced amount. Receivables associated with culinary contract services bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical loss experience. The Company periodically reviews its allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Investments

Investments include securities of two types. Securities held-to-maturity are reported at amortized cost. Available-for-sale securities are reported at fair value. Securities available-for-sale consist of auction rate securities. Declines in fair value of held to maturity and available-for-sale securities are analyzed to determine if the decline is temporary or "other than temporary". Temporary unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in shareholders' equity. Other than temporary declines reduce earnings. Any increases in other than temporary declines in fair value will not be realized until the securities are sold.

Inventories

The food and supply inventories are stated at the lower of cost (first-in, first-out) or market.

Property Held for Sale

Property held for sale is recorded at amounts not in excess of what management currently expects to receive upon sale, less costs of disposal. The Company routinely monitors the estimated value of property held for sale and records adjustments to these values as required. For certain assets impaired, the Company may record subsequent adjustments for increases in fair value, but not in excess of cumulative losses previously recognized.

Impairment of Long-Lived Assets

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The Company evaluates impairments on a restaurant-by-restaurant basis and uses three or more years of negative cash flows and other market conditions as indicators of impairment.

Debt Issuance Costs

Debt issuance costs include costs incurred in connection with the arrangement of long-term financing agreements. These costs are amortized using the straight-line method over the respective term of the debt to which they specifically relate.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts and other receivables, accounts payable and accrued expenses approximates fair value based on the short-term nature of these accounts.

Self-Insurance Accrued Expenses

The Company self-insures a significant portion of expected losses under its workers' compensation, work injury and general liability programs. Accrued liabilities have been recorded based on estimates of the ultimate costs to settle incurred claims, both reported and not yet reported. These recorded estimated liabilities are based on judgments and independent actuarial estimates, which include the use of claim development factors based on loss history; economic conditions; the frequency or severity of claims and claim development patterns; and claim reserve management settlement practices.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues are recorded as a liability for dining cards that have been sold but not yet redeemed and are recorded at their expected redemption value. When dining cards are redeemed, revenue is recognized and unearned revenue is reduced.

Revenue from culinary contract services is recognized when services are provided and reimbursable costs are incurred within contractual terms.

Cost of Culinary Contract Services

The cost of culinary contract services includes all food, payroll and related costs, and other operating expenses related to culinary contract service sales. All general and administrative expenses, depreciation and amortization, property disposal, asset impairment costs associated with culinary contract services are reported within those respective lines as applicable.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expense included in other operating expenses was $3.8 million, $5.8 million and $6.6 million in fiscal years 2008, 2007 and 2006, respectively, of which zero, zero and $24,000 in fiscal years 2008, 2007 and 2006, respectively, related to stores included in discontinued operations and was reclassified accordingly.

Depreciation and Amortization

Property and equipment are recorded at cost. The Company depreciates the cost of equipment over its estimated useful life using the straight-line method. Leasehold improvements are amortized over the lesser of their estimated useful lives or the related lease terms. Depreciation of buildings is provided on a straight-line basis over the estimated useful lives.

Opening Costs

Opening costs are expenditures related to the opening of new restaurants through its opening periods, other than those for capital assets. Such expenditures are charged to expense when incurred.

Operating Leases

The Company leases restaurant and administrative facilities and administrative equipment under operating leases. Building lease agreements generally include rent holidays, rent escalation clauses and contingent rent provisions for a percentage of sales in excess of specified levels. Contingent rental expenses are recognized prior to the achievement of a specified target, provided that the achievement of the target is considered probable. Most of the Company's lease agreements include renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space. The Company records tenant improvement allowances and rent holidays as deferred rent expense on the consolidated statements of operations.

Income Taxes

Income taxes are presented in accordance with SFAS No. 109, "Accounting for Income Taxes", as interpreted by FASB Interpretation No. 48. The estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carrybacks and carryforwards are recorded. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company periodically reviews the recoverability of tax assets recorded on the balance sheet and provides valuation allowances as management deems necessary.

Management makes judgments regarding the interpretation of tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions as well as by the Internal Revenue Service. In management's opinion, adequate provisions for income taxes have been made for all open tax years. The potential outcomes of examinations are regularly assessed in determining the adequacy of the provision for income taxes and income tax liabilities. Management believes that adequate provisions have been made for reasonable and foreseeable outcomes related to uncertain tax matters. There are no audits or reviews currently underway in any jurisdiction for any fiscal years.

Discontinued Operations

In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company was required to adopt SFAS No. 144 as of August 29, 2002. The adoption of SFAS No. 144 extended the reporting of discontinued operations to all components of an entity from a segment of an entity. Beginning in fiscal year 2003, all qualifying disposal plans were reported as discontinued operations, and operations related to those disposals in prior years were reclassified as required.

Share-Based Compensation

The Company adopted the provisions of SFAS No. 123, "Share-Based Payments (Revised 2004)" ("SFAS 123R"), effective September 1, 2005. Among other things, SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. See Note 11, "Share-Based Compensation".

Earnings Per Share

The Company presents basic income per common share and diluted income per common share in accordance with SFAS No. 128, "Earnings Per Share." Basic income per share is computed by dividing net income by the weighted-average number of shares outstanding during each period presented. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options, phantom stock, and restricted stock awards, determined using the treasury stock method.

Accounting Periods

The Company's fiscal year generally consists of 13 four-week periods ending on the last Wednesday in August, accounting for 364 days. Each of the first three quarters of each fiscal year consists of three four-week periods, while the fourth quarter normally consists of four four-week periods. Comparability between accounting periods may be affected by varying lengths of periods as well as seasonality and calendar shifts.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements. The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard was effective for fiscal years beginning after November 15, 2007 (our fiscal year 2009). In February 2008, the FASB issued FASB Staff Position ("FSP") FSP 157-1 and FSP 157-2. FSP 157-1 amends SFAS 157 to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements of leases from the provisions of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for most nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008 (our fiscal year 2010). The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities", which permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted this standard at the beginning of fiscal year 2009 and chose not to change the measurement of any assets or liabilities to fair value as permitted by this standard. As a result, the adoption of this standard did not have a material impact.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into during fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires entities to provide enhanced disclosures about derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not currently have any derivative instruments or hedging activities.

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, *Earnings per Share*. Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company is assessing the potential impact of this FSP on our earnings per share calculation.

Note 2. Cash and Cash Equivalents, Investments and Trade Receivables

Cash and Cash Equivalents

The Company manages its cash and cash equivalents and short-term investments jointly in order to internally fund operating needs.

	August 27, 2008	August 29, 2007
	(In thousands)	
Cash and cash equivalents	$4,566	$17,514
Short-term investments:		
Auction rate municipal bonds	—	6,600
Time deposits	—	2,000
Total cash and cash equivalents and short-term investments	$4,566	$26,114

Short-term Investments

Short-term investments include securities of two types. Securities held-to-maturity are reported at amortized cost. Available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and reported in shareholders' equity unless such losses are considered "other than temporary". No unrealized gains or losses were recognized on these investments during the fiscal years ended August 29, 2007 and August 27, 2008. As of August 29, 2007, the Company held $2.0 million in held-to-maturity securities and $6.6 million in available-for-sale securities. As of August 27, 2008, the Company held no securities as short-term investments.

Long-term Investments

As of August 27, 2008, the Company recorded $9.35 million, par value ($8.53 million, fair value) in auction rate municipal bonds as long-term investments. The adjustment to fair value was recorded in fiscal year 2008 based on the continued illiquidity of the auction rate securities market and a valuation of the securities. The realized $0.82 million loss is considered "other-than-temporary" and is recorded as a charge to earnings.

Currently, there are no active markets for the Company's auction rate securities. Therefore, the Company estimated the fair value using valuation models and methodologies. Based on these valuation models and methodologies and on the possible long-term illiquidity of the markets, the Company recognized an "other than temporary" impairment.

The auction rate municipal securities are long-term debt obligations that are secured by certain revenue streams (airport, sewer, hospital, etc.). These auction rate securities have insurance policies guaranteeing each of the bonds payment of principal and accrued interest, as scheduled, if the issuer is unable to service the debt and have been issued ratings ranging from A2 – Aaa (Moody's) and AA – AAA (Standard and Poor's). The bonds have experienced this disparity in credit ratings because of the insurance company's revised credit ratings issued by Moody's and Standard and Poor's. If these securities continue to fail at auction, interest income will continue to accrue at a designated benchmark rate plus a premium; otherwise, they will be sold. At each of the resets between February 12, 2008 and August 27, 2008, the Company received all accrued interest due.

When the market stopped normal trading on February 12, 2008 and auctions began overwhelmingly to fail, the Company had sale orders on all of its holdings; however, all but three of the auctions failed. Of the bonds that were successfully sold, the Company received par value of $8.3 million plus accrued interest on the bonds.

These municipal bonds have underlying maturity dates ranging from June 1, 2019 through February 1, 2042 and taxable equivalent yield rates ranging from 5.65% to 10.60%. Historically, the auction process allowed investors to obtain immediate liquidity by selling the securities at their face amounts. Liquidity for these securities was historically provided by entering sales orders through a Dutch-auction process that resets interest rates on these investments every 7, 28 or 35 days. However, the disruptions in the credit markets have continued to adversely affect the auction market for these types of securities.

Although the Company intends to hold the investments until liquidity returns to the auction rate securities market or the bonds are called or refunded by the issuer or other types of remedy, the Company has recorded these available-for-sale securities as long-term investments and recorded a realized loss as "other-than-temporary" impairment in the consolidated statement of operations because auction sell orders have predominantly failed. The length of time required for liquidity to return to the market by normal or other means is uncertain.

Trade Receivables

Trade and other receivables, net, consist of the following:

	August 27, 2008	August 29, 2007
	(In thousands)	
Trade and other receivables	$2,853	$1,110
Trade receivables, unbilled	586	620
Allowance for doubtful accounts and reserve for notes receivable, current portion	(71)	(73)
Total, net	$3,368	$1,657

The Company has a concentration of credit risk in total trade and other receivables, net. The Company has a receivable from one of our culinary contract service customers of approximately $0.9 million. The company also has a receivable for income tax refunds from the U. S government of approximately $1.5 million.

The change in allowances for doubtful accounts for each of the years in the three-year periods ended as of the dates below is as follows:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(In thousands)		
Beginning balance	$ 73	$ 17	$ 14
Provisions for doubtful accounts	15	112	46
Write-offs	(17)	(56)	(43)
Ending balance	$ 71	$ 73	$ 17

Note 3. Income Taxes

The following is a summarization of deferred income tax assets and liabilities as of the current and prior fiscal year-end:

	August 27, 2008	August 29, 2007
	(In thousands)	
Deferred long-term income tax liability	$(1,940)	$(1,001)
Deferred short-term income tax liability	(48)	(52)
Plus: Deferred short-term income tax asset	1,628	676
Net deferred income tax asset (liability)	$ (360)	$ (377)

The following table details the categories of income tax assets and liabilities resulting from the cumulative tax effects of temporary differences as of the end of each period presented:

	August 27, 2008	August 29, 2007
	(In thousands)	
Deferred income tax assets:		
Workers' compensation, employee injury, and general liability claims	$ 617	$1,076
Deferred compensation	171	2,022
Net operating losses	5	116
General business credits	1,730	784
Other	2,865	2,479
Total deferred income tax assets	5,388	6,477
Deferred income tax liabilities:		
Depreciation and amortization	4,687	5,714
Other	1,061	1,140
Total deferred income tax liabilities	5,748	6,854
Net deferred income tax asset (liability)	$ (360)	$ (377)

An analysis of the provision for income taxes for continuing operations is as follows:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(In thousands)		
Current income tax expense (benefit)	$(3,753)	$5,910	$ (355)
Deferred income tax expense (benefit)	149	364	(4,179)
Total income tax expense (benefit)	$(3,604)	$6,274	$(4,534)

Relative only to continuing operations, the reconciliation of the expense (benefit) for income taxes to the expected income tax expense (benefit), computed using the statutory tax rate, was as follows:

	Year Ended					
	August 27, 2008		August 29, 2007		August 30, 2006	
	Amount	%	Amount	%	Amount	%
	(In thousands and as a percent of pretax income from continuing operations)					
Income tax expense from continuing operations at the federal rate	$ (386)	(34.0)%	$6,132	35.0%	$ 5,793	35.0%
Permanent and other differences:						
Federal jobs tax credits (wage deductions)	303	26.7	122	0.7	39	0.2
Other permanent differences	55	4.8	252	1.4	16	0.1
State income tax, net of federal benefit	398	35.1	148	0.9	—	—
Federal Jobs Tax Credits	(890)	(78.5)	(349)	(2.0)	—	—
Stock option exercise and restricted stock	1,546	136.3	—	—	—	—
Reversal of contingent liability	(3,412)	(300.6)	—	—	—	—
Audit refund	(861)	(75.9)	—	—	—	—
Other	(357)	(31.5)	(31)	(0.2)	—	—
Change in valuation allowance	—	—	—	—	(10,382)	(62.7)
Income tax expense (benefit) from continuing operations	$(3,604)	(317.6)%	$6,274	35.8%	(4,534)	(27.4)%

For the fiscal year ended August 27, 2008, including both continuing and discontinued operations, the Company generated gross federal taxable income of approximately $1.0 million. The Company was able to benefit from the use of federal jobs tax credits to reduce federal taxes payable. However, the Company is still subject to the limitations of the Alternative Minimum Tax ("AMT"), so not all of the available credits have been utilized. The unused federal jobs tax credits of approximately $1.7 million can be carried over for possible utilization in future years. In addition, approximately $373,000 of credits related to payment of the AMT in prior years that were carried over from fiscal year 2007 were not utilized and will be carried over to future years to reduce taxes payable if regular income tax exceeds future AMT. Federal income tax payments totaling $1.6 million were made in fiscal year 2008.

The net income tax benefit for fiscal year 2008 includes a reversal of tax accruals in the first quarter of fiscal year 2008 for contingencies that did not materialize following the completion of tax audits. Also included in net income tax benefit is an income tax refund received from the Internal Revenue Service ("IRS") in the second quarter fiscal year 2008 resulting from the conclusion of a tax audit. Additionally, the net benefit reflects the reversal of unrealized deferred tax assets related to stock options and restricted stock. The net benefit was increased in the third quarter for additional credits and deductions included on the Company's federal income tax return filed shortly after the end of the quarter. The total nonrecurring benefit credited to income tax expense in fiscal year 2008 is approximately $3.1 million.

For the fiscal year ended August 29, 2007, including both continuing and discontinued operations, the Company generated gross federal taxable income of approximately $17.0 million which was partially offset by net operating loss ("NOL") carryforwards from prior years. The full amount of the $13.1 million NOL carryforwards from prior years was used to reduce net federal taxable income in fiscal year 2007. In addition, the Company was able to benefit from the use of federal jobs tax credits to further reduce federal taxes payable. However, the Company is still subject to AMT limitations, so not all of the available credits have been utilized. The unused federal jobs tax credits of approximately $780,000 can be carried over for possible utilization in future years. In addition, approximately $373,000 of credits related to payment of the AMT in prior years were not utilized and will be carried over to future years to reduce taxes payable if regular income tax exceeds future AMT. Income tax payments totaling $477,000 were made during fiscal year 2007.

For the fiscal year ended August 30, 2006, including both continuing and discontinued operations, the Company generated gross taxable income of approximately $11.8 million, which was offset by NOL carryforwards from prior years. The remaining NOL carryover at the end of fiscal year 2006 was originally calculated to be $12.5 million and was adjusted to the final total of $13.1 million when the federal income tax return was filed. Income taxes incurred for fiscal year 2006 included income tax expense for the AMT liability of approximately $284,000. The AMT liability may be used as a credit in the future if regular income tax exceeds future AMT. Income tax payments of $263,000 were made during fiscal year 2006.

Because of the Company's continued financial profitability and expected future results of operations, it was determined in fiscal year 2006 that it was more likely than not that the deferred tax assets were realizable and, accordingly, they were recognized as provided under "SFAS 109 "Accounting for Income Taxes." Consequently, during fiscal year 2006, the Company offset $4.5 million in fiscal year 2006 tax expenses against the valuation allowance. The remaining balance of the valuation allowance was reversed as the Company recognized a previously unrecognized non-cash income tax benefit of approximately $4.8 million, which includes a $1.5 million favorable adjustment to that portion of the valuation allowance that had previously been reserved for the estimated settlement of the fiscal year 2003 IRS audit discussed below.

The IRS has periodically reviewed the Company's federal income tax returns. In August 2006, the Company settled an IRS audit of the fiscal year 2003 and agreed to a partial reduction of the loss claimed on the federal income tax return for the year. The result of the audit was a reduction of $7.4 million in the cumulative net operating losses carried forward to offset future taxable income. The total net operating losses at the end of fiscal year 2006 carried forward after the IRS audit adjustment was approximately $13.1 million. As discussed above, the federal NOL carryovers were fully utilized in fiscal year 2007.

The IRS has also reviewed the Company's federal income tax returns for fiscal years 2002, 2001, and 2000. The IRS originally proposed adjustments to deductions claimed on the returns, but an appeal of the IRS adjustments was resolved in the Company's favor in the first quarter of fiscal year 2008. The Company received written notice from the Congressional Joint Committee on Taxation ("JCT") during the Company's first quarter of fiscal year 2008 indicating that they completed their review of the Company's case in the Company's favor.

In the first quarter of fiscal year 2008, as a result of the JCT's review taking no exception to the conclusions presented in the Company's appeal, the Company derecognized, or, in other words, reversed the contingent tax liability previously reported in current accrued expenses and other liabilities. The accrued interest portion of this liability was recorded as interest related to income taxes, with the non-interest portion of the liability recorded as an income tax benefit in the accompanying statement of operations. In addition, the Company's appeal provided for an income tax refund, which the Company recorded as an income tax benefit, with the interest receivable portion recorded as interest related to income taxes in the accompanying statement of operations. Interest related to income taxes presented as a separate line in the accompanying statement of operations of $1.9 million included $1.1 million in reversal of accrued interest previously accrued for the contingent tax liability, and $0.8 million for the interest related to the income tax refund. Provision (benefit) for income taxes included $2.8 million recognized for the net benefit for income taxes related to $3.4 million for the reversal of the non-interest portion of the contingent tax liability, and $0.9 million for the income tax refund, offset by unrealized deferred tax assets of $1.5 million related to stock options and restricted stock.

The Company operates in four states and is subject to state and local income taxes in addition to federal income taxes. The Company is not currently under review by any state agency for any open period. The results of the conclusion of the most recent IRS audit must be communicated to the states in which the Company operates, but the Company does not expect such results to have a negative impact on any tax position it has filed in those states.

Effective August 30, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." In connection with the adoption of FIN 48, the Company recognized an increase of approximately $0.5 million to the Company's tax reserves for uncertain positions, which was accounted for as a reduction to retained earnings on August 30, 2007. The amount of unrecognized tax benefits with respect to the Company's uncertain tax positions decreased based on our tax return filing activity that occurred in the fourth quarter. At this time, the Company does not anticipate material changes to the reserve in the next fiscal year.

The following table is a reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of fiscal year 2008.

Balance at August 30, 2007	$ 494
Increase (Decrease) based on prior year tax positions	(419)
Balance as of August 27, 2008	$ 75

The unrecognized tax benefits would favorably affect the Company's effective tax rate in future periods if they are recognized. The estimate of interest and penalties associated with unrecognized benefits is immaterial for fiscal year 2008. The Company has not included interest and/or penalties related to income tax matters as part of tax expense.

Management believes that adequate provisions for income taxes have been reflected in the financial statements and is not aware of any significant exposure items that have not been reflected in the financial statements. Amounts considered probable of settlement within one year have been included in the accrued expenses and other liabilities in the accompanying consolidated balance sheet.

Note 4. Property and Equipment

The cost and accumulated depreciation of property and equipment at August 27, 2008 and August 29, 2007, together with the related estimated useful lives used in computing depreciation and amortization, were as follows:

	August 27, 2008	August 29, 2007	Estimated Useful Lives
	(In thousands)		
Land	$ 53,904	$ 52,829	—
Restaurant equipment and furnishings	120,426	109,674	3 to 15 years
Buildings	183,385	180,990	20 to 33 years
Leasehold and leasehold improvements	20,923	17,730	Lesser of lease term or estimated useful life
Office furniture and equipment	6,029	4,956	3 to 10 years
Construction in progress	880	752	—
	385,547	366,931	
Less accumulated depreciation and amortization	(187,429)	(180,948)	
Property and equipment, net	$ 198,118	$ 185,983	

In the first quarter of fiscal year 2008, one ground lease property was reclassified from property held for sale to property and equipment. Management has plans to reopen the location as an operating restaurant in the future.

Note 5. Current Accrued Expenses and Other Liabilities

The following table sets forth current accrued expenses and other liabilities as of August 27, 2008 and August 29, 2007:

	August 27, 2008	August 29, 2007
	(In thousands)	
Salaries, compensated absences, incentives, and bonuses	$ 5,460	$ 5,354
Operating expenses	2,144	973
Unredeemed gift cards and certificates	3,025	2,343
Taxes, other than income	3,948	4,220
Accrued claims and insurance	1,967	2,598
Income taxes, legal and other	1,168	5,912
Total	$17,712	$21,400

Note 6. Other Long-Term Liabilities

The following table sets forth other long-term liabilities as of August 27, 2008 and August 29, 2007:

	August 27, 2008	August 29, 2007
	(In thousands)	
Workers' compensation and general liability insurance reserve	$1,328	$2,426
Deferred rent	3,025	3,371
Deferred compensation	224	261
Deferred income taxes	1,940	1,001
Other	75	29
Total	$6,592	$7,088

Note 7. Debt

2007 Revolving Credit Facility

On July 13, 2007, the Company entered into a new $50.0 million unsecured Revolving Credit Facility (the "2007 Revolving Credit Facility") with Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The 2007 Revolving Credit Facility may, subject to certain terms and conditions, be increased by an additional $50.0 million for a total facility size of $100.0 million. The 2007 Revolving Credit Facility allows for up to $15.0 million of the available credit to be extended in the form of letters of credit. All amounts owed by the Company under the 2007 Revolving Credit Facility are guaranteed by the Company's subsidiaries and must be repaid in full upon the maturity date on June 30, 2012.

At any time throughout the term of the facility, the Company has the option to elect one of two bases of interest rates. One interest rate option is the greater of (a) the Federal Funds Effective Rate plus 0.5%, or (b) prime, plus, in either case, an applicable spread that ranges from zero to 0.50% per annum. The other interest rate option is the London InterBank Offered Rate ("LIBOR") plus a spread that ranges from 0.75% to 2.0% per annum. The applicable spread under each option is dependent upon certain measures of the Company's financial performance at the time of each election.

The Company pays a quarterly commitment fee based on the unused available balance of the 2007 Revolving Credit Facility, which is also dependent upon the Company's financial performance, ranging from 0.20% to 0.30% per annum. The Company also pays quarterly fees with respect to any letters of credit issued and outstanding. Finally, the Company was obligated to pay the lenders a one-time fee in connection with the closing of the 2007 Revolving Credit Facility.

The 2007 Revolving Credit Facility contains customary covenants and restrictions on the Company's ability to engage in certain activities, including financial performance covenants and limitations on capital expenditures, asset sales and acquisitions and contains customary events of default. As of August 27, 2008, the Company was in full compliance with all covenants.

At August 27, 2008, the Company had a total of approximately $2.7 million committed under letters of credit which have been issued as security for the payment of insurance obligations classified as accrued expenses on the balance sheet. An additional $12.3 million may be issued under letters of credit.

2005 Revolving Credit Facility

On August 31, 2005, the Company entered into an amended and restated $45.0 million unsecured Revolving Credit Facility (the "2005 Revolving Credit Facility") among the Company and a syndicate of three independent banks. The 2005 Revolving Credit Facility could subject to certain terms and conditions, be increased by an additional $15.0 million for a total facility size of $60.0 million. The 2005 Revolving Credit Facility allowed for up to $10.0 million of the available credit to be extended in the form of letters of credit. The 2005 Revolving Credit Facility would have terminated, and all amounts owing thereunder would be repaid, on August 31, 2008. As of August 30, 2006, no amounts were outstanding under this facility. On July 12, 2007, the Company terminated the 2005 Revolving Credit Facility and paid all outstanding liabilities associated with the agreement.

Interest Expense

Total interest expense incurred for fiscal years 2008, 2007 and 2006 was $0.2 million, $0.9 million and $1.2 million, respectively. Interest paid was approximately $0.1 million, $0.2 million and $0.8 million in fiscal years 2008, 2007 and 2006, respectively. Interest expense of approximately zero, zero, and $0.1 million in fiscal years 2008, 2007 and 2006, respectively, was allocated to discontinued operations based upon the debt that was required to be repaid as a result of the disposal transactions. No interest was capitalized on properties in fiscal years 2008, 2007 or 2006.

Note 8. Impairment of Long-Lived Assets, Store Closings and Discontinued Operations

Impairment of Long-Lived Assets and Store Closings

In accordance with Company guidelines, management periodically reviews the financial performance of each store for indicators of impairment or indicators that closure would be appropriate, such as three full fiscal years of negative cash flows or other unfavorable market conditions. Where one or more of these indicators is present, the carrying values of assets are written down to the estimated future discounted cash flows or fully written off in the case of negative cash flows anticipated in the future. Estimated future cash flows are based upon regression analyses generated from similar Company restaurants discounted at the Company's weighted-average cost of capital.

The Company recognized the following impairment charges (credits) to income from operations:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(364 days)	(364 days)	(364 days)
	(In thousands, except per share data)		
Provision for asset impairments and restaurant closings	$1,829	$ 204	$ 533
Net loss on disposition of property and equipment	28	774	1,508
	$1,857	$ 978	$2,041
Effect on EPS:			
Basic	$ (0.07)	$(0.04)	$ (0.08)
Assuming dilution	$ (0.07)	$(0.04)	$ (0.07)

During fiscal year 2006, the Company reviewed the status of restaurant equipment located at all of its restaurants and the capitalized restaurant equipment inventory at its in-house repair and fabrication center. In conducting this review, the Company evaluated the condition, location and usefulness of all such assets with respect to their valuation reflected in the Company's consolidated statement of financial position. As a result of this evaluation, the Company recorded asset retirements, reducing property and equipment by $11.0 million in gross book value and $1.3 million in net book value in fiscal year 2006. The resulting $1.3 million charge was reflected in the net loss (gain) on disposition of property and equipment line item in the consolidated statement of operations.

Discontinued Operations

From the inception of the Company's business plan in fiscal year 2003 through the plan's completion as of August 30, 2006, the Company closed 63 operating stores. The operating results of these locations have been classified and reported as discontinued operations for all periods presented as required by SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sales and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 in the first quarter of fiscal year 2003, as required.

The following table sets forth the sales and discontinued operations, net of taxes reported for all discontinued locations:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(364 days)	(364 days)	(364 days)
	(In thousands, except locations)		
Sales	$ —	$ —	$ 1,090
Discontinued operations, net of taxes	$ (204)	$ (224)	$(1,360)
Effect on EPS:			
Basic	$(0.01)	$(0.01)	$ (0.05)
Assuming dilution	$(0.01)	$(0.01)	$ (0.05)
Locations closed during year	—	—	2

Pursuant to the Company's business plan, the Company applied proceeds from the sale of closed restaurants to pay down its debt. Of the total paid down in fiscal years 2008, 2007 and 2006, zero, zero and $3.6 million, respectively, resulted from sales proceeds related to business plan assets.

In accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations," interest on debt that is required to be repaid as a result of a disposal transaction should be allocated to discontinued operations. For fiscal years 2008, 2007 and 2006, approximately zero, zero and $137,000, respectively, was allocated to discontinued operations. The basis of the allocation to discontinued operations was an application of the credit facility's historical effective interest rates to the portion of the estimated total debt that equals the amount related to current and future business plan disposals as explained in the previous paragraph.

Relative to the 2003 business plan, as the Company has formally settled lease terminations or has reached definitive agreements to terminate leases, the related charges have been recorded. For fiscal years 2008, 2007 and 2006, no lease exit costs associated with the business plan met these criteria and, consequently, were not accrued as of that date. Furthermore, the Company did not accrue future rental costs in instances where locations closed. However, management has the ability to sublease at amounts equal to or greater than the rental costs. The Company does not accrue employee settlement costs; these charges are expensed as incurred.

The following table summarizes discontinued operations for fiscal years 2008, 2007 and 2006:

	Year Ended		
	August 27, 2008	**August 29, 2007**	**August 30, 2006**
	(364 days)	*(364 days)*	*(364 days)*
	(In thousands, except per share data)		
Impairments	$ —	$ (157)	$ (778)
Gains	—	25	745
Net impairments	—	(132)	(33)
Other	(204)	(92)	(1,327)
Discontinued operations, net of taxes	$ (204)	$ (224)	$(1,360)
Effect on EPS from net impairments—decrease—basic	$ —	$(0.01)	$ —
Effect on EPS from discontinued operations—decrease—basic	$(0.01)	$(0.01)	$ (0.05)

Within discontinued operations, the Company offsets gains from applicable property disposals against total impairments as described above. The amounts in the table described as Other include allocated interest, lease settlements, employment termination and shut-down costs, as well as operating losses through each restaurant's closing date and carrying costs until the locations are finally disposed.

The impairment charges included above relate to properties closed and designated for immediate disposal. The assets of these individual operating units have been written down to their net realizable values. In turn, the related properties have either been sold or are being actively marketed for sale. All dispositions are expected to be completed within one year. Within discontinued operations, the Company also recorded the related fiscal year-to-date net operating results, allocated interest expense, employee terminations, lease settlements, and basic carrying costs of the closed units. During the first quarter of 2008, a ground lease was reclassified from property held for sale to property and equipment, net. The operating results of this location have been reclassified out of discontinued operations to continuing operations for all periods presented.

Property Held for Sale

At August 27, 2008, the Company had a total of six owned properties and three ground leases recorded at approximately $5.3 million in property held for sale. The Company is actively marketing the locations currently classified as property held for sale.

In the first quarter of fiscal year 2008, one ground lease property was reclassified from property held for sale to property and equipment. Management has plans to reopen the location as an operating restaurant in the future.

At August 29, 2007, the Company had one owned property and three ground leases recorded at $736,000 in property held for sale. The properties are related to prior disposal plans.

Property held for sale consists of already-closed restaurant properties and are valued at the lower of net depreciable value or net realizable value.

The Company's results of discontinued operations will be affected to the extent proceeds from sales exceed or are less than net book value.

A rollforward of property held for sale for fiscal years 2008 and 2007 is provided below *(in thousands)*:

Balance as of August 30, 2006	$ 1,661
Disposals	(710)
Net impairment charges	(215)
Balance as of August 29, 2007	736
Net transfers to property held for sale	7,928
Disposals	(1,210)
Net impairment charges	(2,172)
Balance as of August 27, 2008	$ 5,282

Note 9. Commitments and Contingencies

Off-Balance-Sheet Arrangements

The Company has no off-balance sheet arrangements.

Pending Claims

Certain current and former hourly restaurant employees filed a lawsuit against us in Texas Federal Court alleging violations of the Fair Labor Standards Act with respect to the inclusion of certain employees in a tip pool. The lawsuit seeks penalties and attorney's fees and was conditionally certified as a collective action in October 2008. We intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

From time to time, the Company is subject to various other private lawsuits, administrative proceedings and claims that arise in the ordinary course of its business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to issues common to the restaurant industry. At this time, management believes that the ultimate resolution of pending legal proceedings will not have a material adverse effect on the Company's results of operations, financial positions or cash flows.

Construction Activity

From time to time, the Company enters into non-cancelable contracts for the construction of its new restaurants. This construction activity exposes the Company to the risks inherent in new construction including but not limited to rising material prices, labor shortages, delays in getting required permits and inspections, adverse weather conditions, and injuries sustained by workers.

Note 10. Operating Leases

The Company conducts part of its operations from facilities that are leased under noncancelable lease agreements. Approximately 90% of the leases contain renewal options ranging from one to thirty years.

A majority of the leases include periodic escalation clauses. Accordingly, the Company follows the straight-line rent method of recognizing lease rental expense, as prescribed by SFAS No. 13, "Accounting for Leases."

In fiscal year 2005, the Company entered into noncancelable operating lease agreements for certain office equipment with terms ranging from 54 to 63 months.

Annual future minimum lease payments under noncancelable operating leases with terms in excess of one year as of August 27, 2008 are as follows:

Year Ending:	*(In thousands)*
August 26, 2009	$ 4,524
August 25, 2010	4,366
August 31, 2011	4,010
August 29, 2012	3,151
August 28, 2013	2,559
Thereafter	15,301
Total minimum lease payments	$33,911

Most of the leases are for periods of fifteen to thirty years and some leases provide for contingent rentals based on sales in excess of a base amount.

Total rent expense for operating leases for the last three fiscal years was as follows:

	Year Ended		
	August 27, 2008	**August 29, 2007**	**August 30, 2006**
	(In thousands, except percentages)		
Minimum rent-facilities	$3,846	$3,670	$3,736
Contingent rentals	190	196	249
Minimum rent-equipment	1,112	517	423
Total rent expense (including amounts in discontinued operations)	$5,148	$4,383	$4,408
Percent of sales	1.6%	1.4%	1.4%

See Note 12, "Related Parties", for lease payments associated with related parties.

Note 11. Share-Based Compensation

Stock Options

The Company has an Executive Stock Option Plan as well as Incentive Stock Plans for officers and employees together ("Employee Stock Plans") and a Non-employee Director Stock Option Plan for non-employee directors. These plans authorize the granting of stock options, restricted stock, and other types of awards consistent with the purpose of the plans. All options granted pursuant to the Executive Stock Option Plan have either been exercised or cancelled and the Company does not plan to grant any new options under this plan. Approximately 2.9 million shares are authorized for issuance under the Company's plans as of August 27, 2008, of which approximately 1.7 million shares are available for future issuance. Stock options granted under the Incentive Stock Plans and the Non-employee Director Stock Option Plan have an exercise price equal to the market price of the Company's common stock at the date of grant.

Option awards under the Executive Stock Option Plan vest 50% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and the remaining 25% on the third anniversary of the grant date and expire ten years from the grant date. Option awards under the Employee Stock Plans generally vest 25%

each year on the anniversary of the grant date and expire six to ten years from the grant date. Option awards under the Non-employee Director Stock Option Plan generally vest 100% on the first anniversary of the grant date and expire ten years from the grant date.

In connection with their entry into employment agreements effective March 9, 2001, Messrs. Pappas together were granted an aggregate of approximately 2.2 million stock options at an exercise price of $5.00 per share, which was below the quoted market price on the date of grant. The Company's Board of Directors unanimously approved the employment agreements and related stock option grants. Messrs. Pappas exercised these options in full on October 26, 2007.

Effective September 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective method. Under this method, compensation cost in fiscal year 2006 includes the portion of awards vesting in the period for (a) all share-based payments granted prior to, but not vested as of August 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No.123 and (b) all share-based payments granted subsequent to August 31, 2005, based on the grant date fair value estimated using the Black-Scholes option pricing model.

The Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Partly in anticipation of the adoption of SFAS No.123R, in recent years the Company has adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity based awards. Compensation cost for share-based payment arrangements recognized in general and administrative expenses for fiscal years 2008, 2007 and 2006 was approximately $908,000, $774,000 and $386,000 for stock options and $522,000, $144,000 and $49,000 for restricted stock, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model, which determines inputs as shown in the following table. Because of differences in option terms and historical exercise patterns among the plans, the Company has segregated option awards into three homogenous groups for the purpose of determining fair values for its options. Valuation assumptions are determined separately for the three groups which represent, respectively, the Executive Stock Option Plan, the Employee Stock Plans and the Non-employee Director Stock Option Plan. The assumptions are as follows:

- The Company estimated volatility using its historical share price performance over the expected life of the option. Management considered the guidance in SFAS No. 123R and believes the historical estimated volatility is materially indicative of expectations about expected future volatility.
- The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.
- The expected dividend yield is based on the Company's current dividend yield and the best estimate of projected dividend yield for future periods within the expected life of the option.

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
Dividend yield	— %	— %	— %
Volatility	53.67%	69.09%	35.0% to 90.60%
Risk-free interest rate	3.79%	4.27%	3.01% to 4.44%
Expected life (in years)	4.25	4.25	5.01% to 8.70%

A summary of the Company's stock option activity for the three years ended August 27, 2008, August 29, 2007 and August 30, 2006 is presented in the following table:

	Shares Under Fixed Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)	*(In thousands)*
Outstanding at August 31, 2005	2,752,632	$ 5.65	4.92	$20,747
Granted	228,900	12.84		
Exercised	(122,450)	8.87		
Forfeited/Expired	(128,000)	11.18		
Outstanding at August 30, 2006	2,731,082	5.85	4.39	11,475
Granted	322,937	10.18		
Exercised	(65,250)	8.14		
Forfeited/Expired	(71,292)	7.10		
Outstanding at August 29, 2007	2,917,477	6.25	3.76	14,756
Granted	87,095	11.10		
Exercised	(2,252,100)	4.99		
Forfeited/Expired	(63,218)	8.70		
Outstanding at August 27, 2008	689,254	$10.73	3.90	$ 145
Exercisable at August 27, 2008	273,369	$10.24		$ 145

The weighted-average grant-date fair value of options granted during fiscal years 2008, 2007 and 2006 was $5.18, $5.32 and $6.72 per share, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of options exercised during fiscal years 2008, 2007 and 2006 was approximately $11.5 million, $155,000 and $496,000, respectively.

During fiscal years 2008, 2007 and 2006, cash received from options exercised was approximately $11.2 million, $531,000 and $1.1 million, respectively, and the calculated but unrecognized tax benefit for the tax deductions from stock options exercised totaled approximately $16,000, $24,000 and $173,000, respectively.

At August 27, 2008 and August 29, 2007, the number of incentive stock option shares available to be granted under the plans was 1,723,384 and 1,598,311 shares, respectively.

Restricted Stock

Restricted stock grants consist of the Company's common stock and generally vest after three years, with the exception of grants under the Nonemployee Director Stock Option Plan, which vest when granted because they are granted in lieu of a cash payment. All restricted stock grants are cliff-vested. Restricted stock awards are valued at the closing market price of the Company's common stock at the date of grant.

A summary of the Company's restricted stock activity during fiscal years 2008 and 2007 is presented in the following table:

	Restricted Stock Units	Fair Value	Weighted-Average Remaining Contractual Term	Weighted-Average Grant Date
		(Per share)	(In years)	
Unvested at August 30, 2006	16,350	$12.32	1.55	11/21/05
Granted	46,712	10.21	1.16	12/19/06
Vested	(21,668)	10.18	—	2/20/07
Forfeited	(926)	11.16	1.74	5/25/06
Unvested at August 29, 2007	40,468	11.05	1.64	6/14/06
Granted	91,034	9.12	1.65	1/29/08
Vested	(27,616)	8.13	—	3/11/08
Forfeited	(8,696)	11.10	1.43	2/1/07
Unvested at August 27, 2008	95,190	10.04	1.79	6/11/07

At August 27, 2008, August 29, 2007 and August 30, 2006, there was approximately $2.2 million, $2.4 million and $1.4 million, respectively, of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 2.05, 2.63 and 2.75 years, respectively.

Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan ("SERP") designed to provide benefits for selected officers at normal retirement age with 25 years of service equal to 50% of their final average compensation offset by Social Security, profit sharing benefits, and deferred compensation. None of the Company's executive officers participates in the Supplemental Executive Retirement Plan. Some of the officers designated to participate in the plan have retired and are receiving benefits under the plan. Accrued benefits of all actively employed participants become fully vested upon termination of the plan or a change in control (as defined in the plan). The plan is unfunded and the Company is obligated to make benefit payments solely on a current disbursement basis. On December 6, 2005, the Board of Directors voted to amend the SERP and suspend the further accrual of benefits and participation. As a result, a curtailment gain of approximately $88,000 was recognized as required under the provisions of SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The net benefit recognized for this plan for the years ended August 27, 2008, August 29, 2007 and August 30, 2006 was approximately zero, zero and $86,000, respectively, and the unfunded accrued liability included in "Other Liabilities" on the Company's consolidated Balance Sheets as of August 27, 2008 and August 29, 2007 was approximately $188,000 and $210,000, respectively.

Nonemployee Director Phantom Stock Plan

Under the Company's Nonemployee Director Phantom Stock Plan ("Phantom Stock Plan"), nonemployee directors deferred portions of their retainer and meeting fees which, along with certain matching incentives, were credited to phantom stock accounts in the form of phantom shares priced at the market value of the Company's common stock on the date of grant. Additionally, the phantom stock accounts were credited with dividends, if any, paid on the common stock represented by phantom shares. Authorized shares (100,000 shares) under the Phantom Stock Plan were fully depleted in early fiscal year 2003; since that time, no deferrals, incentives or dividends have been credited to phantom stock accounts. As participants cease to be directors, their phantom shares are converted into an equal number of shares of common stock and issued from the Company's treasury stock. As of August 27, 2008, approximately 29,600 phantom shares remained unissued under the Phantom Stock Plan.

401(k) Plan

The Company has a voluntary 401(k) employee savings plan to provide substantially all employees of the Company an opportunity to accumulate personal funds for their retirement. These contributions may be made on a pre-tax basis to the plan and the Company matches 25% of participants' contributions of up to 4% of their salary. The net expense recognized in connection with the employer match feature of the voluntary 401(k) employee savings plan for the years ended August 27, 2008, August 29, 2007 and August 30, 2006, was $87,000, $185,000 and $178,000, respectively.

Note 12. Related Parties

Affiliate Services

The Company's Chief Executive Officer, Christopher J. Pappas, and Chief Operating Officer, Harris J. Pappas, own two restaurant entities (the "Pappas entities") that may provide services to the Company and its subsidiaries, as detailed in the Master Sales Agreement dated December 9, 2005 among the Company and the Pappas entities.

Under the terms of the Master Sales Agreement, the Pappas entities continue to provide specialized (customized) equipment fabrication primarily for new construction and basic equipment maintenance, including stainless steel stoves, shelving, rolling carts, and chef tables. The total costs under the Master Sales Agreement of custom-fabricated and refurbished equipment in fiscal years 2008, 2007 and 2006 were approximately $521,000, $261,000 and $107,000, respectively. The increase in fiscal year 2008 was primarily due to new restaurant openings. Services provided under this agreement are subject to review and approval by the Finance and Audit Committee.

Operating Leases

The Company previously leased from the Pappas entities property used to accommodate the Company's in-house repair and fabrication center, referred to as the Houston Service Center. The Company terminated this lease in August 2008. The Company paid approximately $74,800, $82,000, and $82,000, in fiscal years 2008, 2007, and 2006, respectively, pursuant to the terms of this lease. The Company leases a new property that combines both the offices of the Company's Facility Services and Warehouse Operations, from an unrelated third party. The property is approximately 60,000 square feet.

The Company previously leased approximately 27,000 square feet of warehouse space from the Pappas entities to complement the Houston Service Center, at a monthly rate of approximately $0.21 per square foot. The Company paid approximately $27,800, $67,000, and $67,000 in fiscal years 2008, 2007 and 2006, respectively, pursuant to the terms of this lease. On February 29, 2008, the Company terminated this lease with the Pappas entities.

In the third quarter of fiscal year 2004, Messrs. Pappas became partners in a limited partnership which purchased a retail strip center in Houston, Texas. Messrs. Pappas collectively own a 50% limited partnership interest and a 50% general partnership interest in the limited partnership. A third party company manages the center. One of the Company's restaurants has rented approximately 7% of the space in that center since July 1969. No changes were made to the Company's lease terms as a result of the transfer of ownership of the center to the new partnership. The Company made payments of approximately $276,000, $260,000 and $266,000 in fiscal years 2008, 2007 and 2006, respectively, under the lease agreement which currently includes an annual base rate of $14.64 per square foot.

On November 22, 2006, the Company executed a new lease agreement with respect to this shopping center. Effective upon the Company's relocation and occupancy into the new space in July 2008, the new lease agreement provides for a primary term of approximately 12 years with two subsequent five-year options and gives the landlord an option to buy out the tenant on or after the calendar year 2015 by paying the then unamortized cost of improvements to the tenant. The Company will owe, under the lease, $16.65 per square foot plus maintenance, taxes, and insurance for the calendar year 2008. Thereafter, the lease provides for reasonable increases in rent at set intervals. The new lease agreement was approved by the Finance and Audit Committee.

Affiliated rents paid for the Houston Service Center, the separate storage facility, and the Houston property leases combined represented 8.1%, 9.4% and 9.8% of total rents for continuing operations for fiscal years 2008, 2007, and 2006, respectively.

Board of Directors

Pursuant to the terms of a separate Purchase Agreement dated March 9, 2001, entered into by and among the Company, Christopher J. Pappas and Harris J. Pappas, the Company agreed to submit three persons designated by Christopher J. Pappas and Harris J. Pappas as nominees for election at the 2002 Annual Meeting of Shareholders. Messrs. Pappas designated themselves and Frank Markantonis as their nominees for directors, all of whom were subsequently elected. Christopher J. Pappas and Harris J. Pappas are brothers and Frank Markantonis is an attorney whose principal client is Pappas Restaurants, Inc., an entity owned by Harris J. Pappas and Christopher J. Pappas.

As amended in June 2004, the Purchase Agreement allows Messrs. Pappas to continue to nominate persons for election to the board which, if such nominees are elected, would result in Messrs. Pappas having nominated three of the then-serving directors of the Company. Messrs. Pappas retain their right for so long as they both are executive officers of the Company.

Christopher J. Pappas is a member of the Advisory Board of Amegy Bank, National Association, which is a lender and syndication agent under the Company's 2007 Revolving Credit Facility. In addition, the Company had short term investments of zero and $2.0 million with Amegy Bank at August 27, 2008 and August 29, 2007, respectively.

Key Management Personnel

In November 2005, Christopher and Harris Pappas entered into new employment agreements that were subsequently amended in October 2007 to extend the termination date thereof to August 2009. Both continue to devote their primary time and business efforts to the Company while maintaining their roles at Pappas Restaurants, Inc.

Ernest Pekmezaris, the former Chief Financial Officer of the Company, became a consultant to the Company on April 20, 2007. Mr. Pekmezaris is also the Treasurer of Pappas Restaurants, Inc. Compensation for the services provided by Mr. Pekmezaris to Pappas Restaurants, Inc. is paid entirely by that entity.

Peter Tropoli, Senior Vice President, General Counsel and Secretary of the Company, is an attorney who, in the past, has provided litigation services to entities controlled by Christopher J. Pappas and Harris J. Pappas. Mr. Tropoli is the stepson of Frank Markantonis, who is a director of the Company.

Paulette Gerukos, Vice President of Human Resources of the Company, is the sister-in-law of Harris J. Pappas, the Chief Operating Officer.

Note 13. Common Stock

In 1991, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one common stock purchase right for each outstanding share of common stock. The rights are not initially exercisable. The Company amended the Shareholder Rights Plan, effective March 20, 2007, to extend the expiration date to April 16, 2010. The rights may become exercisable under circumstances described in the plan if any person or group becomes the beneficial owner of 15% or more of the common stock or announces a tender or exchange offer, the completion of which would result in the ownership by a person or group of 15% or more of the common stock (either, an "Acquiring Person"). Once the rights become exercisable, each right will be exercisable to purchase for $27.50 (the "Purchase Price"), one-half of one share of common stock, par value $0.32 per share of the Company. If any person becomes an Acquiring Person, each right will entitle the holder other than the Acquiring Person to acquire for the Purchase Price a number of shares of the Company's common stock having a market value of four times the Purchase Price.

In connection with the employment of Christopher J. Pappas, the Company's President and Chief Executive Officer, and Harris J. Pappas, the Company's Chief Operating Officer, the Shareholder Rights Plan, as amended, exempts from the operation of the plan Messrs. Pappas' ownership of the Company's common stock (and certain additional shares permitted to be acquired) that they acquired prior to March 8, 2001, shares acquired in connection with their employment with the Company , shares acquired upon their election to convert the subordinated notes on August 31, 2005 and shares of common stock underlying the options issued on the date of their employment.

At August 27, 2008, the Company had approximately 0.6 million shares of common stock reserved for issuance upon the exercise of outstanding stock options.

Treasury Shares

At August 29, 2007, the Company's treasury shares were reserved for the issuance of shares to Messrs. Pappas upon exercise of the options granted to them on March 9, 2001, and for the issuance of shares under the Company's Nonemployee Director Phantom Stock Plan. Messrs. Pappas exercised in full their options to purchase 2.2 million shares in October 2007. In February 2008, the Company acquired 500,000 treasury shares for $4.8 million.

Note 14. Earnings Per Share

A reconciliation of the numerators and denominators of basic earnings per share and earnings per share assuming dilution is shown in the table below:

	Year Ended		
	August 27, 2008	August 29, 2007	August 30, 2006
	(In thousands, except per share data)		
Numerator:			
Income from continuing operations	$ 2,469	$11,087	$20,921
Net income	$ 2,265	$10,863	$19,561
Denominator:			
Denominator for basic earnings per share—weighted-average shares	27,799	26,121	26,024
Effect of potentially dilutive securities:			
Employee and non-employee stock options	177	982	1,377
Phantom stock	30	30	30
Restricted stock	79	37	13
Denominator for earnings per share assuming dilution	28,085	27,170	27,444
Income from continuing operations:			
Basic	$ 0.09	$ 0.43	$ 0.80
Assuming dilution [(a)]	$ 0.09	$ 0.41	$ 0.76
Net income per share:			
Basic	$ 0.08	$ 0.42	$ 0.75
Assuming dilution [(a)]	$ 0.08	$ 0.40	$ 0.71

(a) Potentially dilutive shares that were not included in the computation of net income per share because to do so would have been antidilutive amounted to zero shares in fiscal year 2008, fiscal year 2007, and fiscal year 2006. Additionally, stock options with exercise prices exceeding current market prices that were excluded from the computation of net income per share amounted to 538,000 shares in fiscal year 2008, 325,000 shares in fiscal year 2007 and 207,000 shares in fiscal year 2006.

Note 15. Quarterly Financial Information

The Company's quarterly financial information has been affected by reclassifications to discontinued operations in accordance with the disposal of operating units under the Company's business plan. The fiscal year 2007 quarterly financial information has also been affected by reclassifications to present culinary contract services revenue and operating expenses on a gross basis. The following tables summarize quarterly unaudited financial information for fiscal years 2008 and 2007, including those reclassifications.

	Quarter Ended [a]			
	August 27, 2008	May 7, 2008	February 13, 2008	November 21, 2007
	(112 days)	*(84 days)*	*(84 days)*	*(84 days)*
	(In thousands except per share data)			
Restaurant sales	$94,097	$72,753	$70,972	$71,634
Culinary contract services	2,965	1,843	1,668	1,728
Total sales	97,062	74,596	72,640	73,362
Income (loss) from operations [b]	(5,421)	499	415	988
Discontinued operations	(87)	(58)	(22)	(37)
Net income (loss)	(3,740)	949	286	4,771
Net income (loss) per share:				
Basic	(0.13)	0.03	0.01	0.18
Assuming dilution	(0.13)	0.03	0.01	0.17

	Quarter Ended [a]			
	August 29, 2007	May 9, 2007	February 14, 2007	November 22, 2006
	(112 days)	*(84 days)*	*(84 days)*	*(84 days)*
	(In thousands except per share data)			
Restaurant sales	$96,727	$75,836	$72,101	$73,658
Culinary contract services	1,576	363	97	28
Total sales	98,303	76,199	72,198	73,686
Income from operations	5,234	5,189	2,888	2,876
Discontinued operations	(56)	21	(133)	(56)
Net income	3,149	3,919	1,882	1,915
Net income per share:				
Basic	0.12	0.15	0.07	0.07
Assuming dilution	0.12	0.14	0.07	0.07

(a) The quarters ended August 27, 2008 and August 29, 2007 consist of four four-week periods. All other quarters presented represent three four-week periods.

(b) The loss from operations in the fourth quarter of fiscal year 2008 resulted from lower sales and higher costs including: food commodity costs, other operating expenses, depreciation expense, provision for asset impairments and general and administrative expenses.

Note 16. Subsequent Events

Hurricane Ike struck southeast Texas in September 2008 causing massive power outages and inflicting widespread damage and resulting in the closure of approximately 44 Luby's locations over varying lengths of time in the greater Houston area. The Company anticipates that restaurant sales were negatively impacted by approximately 273 days in the aggregate when some of its locations were unable to open due to storm damage or loss of power. The Company estimates approximately $1.5 million in lost sales from these store closures. The Company seeks to recover a portion of lost profits, property damages, and some expenses incurred through insurance claims.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

On November 17, 2006, our Finance and Audit Committee of the Board of Directors (the "Audit Committee") dismissed Ernst & Young LLP ("E&Y"), our current independent registered public accounting firm.

E&Y's reports on our financial statements for the years ended August 30, 2006 and August 31, 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended August 30, 2006 and August 31, 2005, and the subsequent interim periods through the date of dismissal, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope procedures which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference in its reports on our financial statements for such years. During the fiscal years ended August 30, 2006 and August 31, 2005, and the subsequent interim periods through the date of dismissal, there were no "reportable events," as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness identified as of November 17, 2004 and February 9, 2005, reported by management in Item 4 of its quarterly reports on Form 10-Q/A and 10-Q both filed on March 29, 2005. The reports indicate that we did not maintain effective internal control over financial reporting as of November 17, 2004 and February 9, 2005 due to our determination, like many other retail and restaurant companies, that its historical methods of accounting for scheduled rent increases, and of determining lives used in the calculation of depreciation of leasehold improvements for certain leased properties, were not in accordance with U.S. Generally Accepted Accounting Principles. As a result, we restated our previously issued fiscal year 2005 first quarter Form 10-Q and previously issued audited consolidated financial statements for fiscal years 2004, 2003 and 2002.

On November 17, 2006, the Audit Committee appointed Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ended August 29, 2007.

We have had no disagreements with our accountants on any accounting or financial disclosures.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Control and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of August 27, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 27, 2008, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 27, 2008 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of August 27, 2008.

Grant Thornton LLP, the independent registered accounting firm that audited the Consolidated Financial Statements included in this report has also audited the effectiveness our internal control over financial reporting as of August 27, 2008, as stated in their attestation report which is included under Item 8 of this report.

Attestation Report of the Registered Public Accounting Firm

Included in Item 8 of this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended August 27, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

There is incorporated in this Item 10 by reference that portion of our definitive proxy statement for the 2009 annual meeting of shareholders appearing therein under the captions "Election of Directors," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Officers," and "Certain Relationships and Related Transactions."

We have in place a Policy Guide on Standards of Conduct and Ethics applicable to all employees, as well as the board of directors, and Supplemental Standards of Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers. This Policy Guide and the Supplemental Standards were filed as exhibits to the Annual Report on Form 10-K for the fiscal year ended August 27, 2003 and can be found on our website at www.lubys.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to or waivers from the code of ethics or supplementary code of ethics by posting such information on our website at www.lubys.com.

Item 11. *Executive Compensation*

There is incorporated in this Item 11 by reference that portion of our definitive proxy statement for the 2009 annual meeting of shareholders appearing therein under the captions "Director Compensation," "Executive Compensation Committee Report," "Executive Officers," and "Certain Relationships and Related Transactions."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is incorporated in this Item 12 by reference that portion of our definitive proxy statement for the 2009 annual meeting of shareholders appearing therein under the captions "Ownership of Equity Securities in the Company" and "Principal Shareholders."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

There is incorporated in this Item 13 by reference that portion of our definitive proxy statement for the 2009 annual meeting of shareholders appearing therein under the caption "Certain Relationships and Related Transactions."

Item 14. *Principal Accountant Fees and Services*

There is incorporated in this Item 14 by reference that portion of our definitive proxy statement for the 2009 annual meeting of shareholders appearing therein under the caption "Fees Paid To The Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

1. Financial Statements

The following financial statements are filed as part of this Report:

Consolidated balance sheets at August 27, 2008, and August 29, 2007

Consolidated statements of operations for each of the three years in the period ended August 27, 2008

Consolidated statements of shareholders' equity for each of the three years in the period ended August 27, 2008

Consolidated statements of cash flows for each of the three years in the period ended August 27, 2008

Notes to consolidated financial statements

Report of Independent Registered Public Accounting Firm
Grant Thornton LLP

2. Financial Statement Schedules

All schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements and notes thereto.

3. Exhibits

The following exhibits are filed as a part of this Report:

3(a)	Certificate of Incorporation of Luby's, Inc. as currently in effect (filed as Exhibit 3(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1999, and incorporated herein by reference).
3(b)	Bylaws of Luby's, Inc., as amended through July 9, 2008 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated July 14, 2008, and incorporated herein by reference).
4(a)	Description of Common Stock Purchase Rights of Luby's Cafeterias, Inc., incorporated herein by reference to Item 1 of the Company's amended Registration Statement on Form 8-A/A filed on October 30, 2007.
4(b)	Amendment No. 1 dated December 19, 1991, to Rights Agreement dated April 16, 1991 (filed as Exhibit 4(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1991, and incorporated herein by reference).
4(c)	Amendment No. 2 dated February 7, 1995, to Rights Agreement dated April 16, 1991 (filed as Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1995, and incorporated herein by reference).
4(d)	Amendment No. 3 dated May 29, 1995, to Rights Agreement dated April 16, 1991 (filed as Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995, and incorporated herein by reference).
4(e)	Amendment No. 4 dated March 8, 2001, to Rights Agreement dated April 16, 1991 (filed as Exhibit 99.1 to Amendment No. 4 to the Company's Registration Statement on Form 8-A/A on March 22, 2001, and incorporated herein by reference).

4(f)	Amendment No. 5 dated February 26, 2004, to Rights Agreement dated April 16, 1991 between Luby's, Inc. and American Stock Transfer & Trust, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A/A on April 14, 2004, and incorporated herein by reference).
4(g)	Amendment No. 6 dated March 20, 2006, to Rights Agreement dated April 16, 1991 between Luby's, Inc. and American Stock Transfer & Trust, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A/A on March 23, 2007, and incorporated herein by reference).
4(h)	Amendment No. 7 dated October 29, 2007, to Rights Agreement dated April 16, 1991 between Luby's, Inc. and American Stock Transfer & Trust, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A/A on October 30, 2007, and incorporated herein by reference).
4(i)	Credit Agreement dated July 13, 2007, among Luby's, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. (filed as Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2007, and incorporated herein by reference).
10(a)	Management Incentive Stock Plan of Luby's Cafeterias, Inc. (filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1989, and incorporated herein by reference).*
10(b)	Amendment to Management Incentive Stock Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(k) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(c)	Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted October 27, 1994 (filed as Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1994, and incorporated herein by reference).*
10(d)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(e)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted March 19, 1998 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(f)	Amended and Restated Nonemployee Director Stock Plan of Luby's, Inc. adopted January 20, 2005, as amended January 24, 2007, as amended April 14, 2008.
10(g)	Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan dated May 30, 1996 (filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996, and incorporated herein by reference).*
10(h)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 14, 1997 (filed as Exhibit 10(r) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(i)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 9, 1998 (filed as Exhibit 10(u) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(j)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted May 21, 1999 (filed as Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999, and incorporated herein by reference.)*
10(k)	Luby's Incentive Stock Plan adopted October 16, 1998 (filed as Exhibit 10(cc) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1998, and incorporated herein by reference).*

10(l)	Amended and Restated Luby's Incentive Stock Plan adopted January 19, 2006 (filed as Exhibit 10(ee) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 15, 2006, and incorporated herein by reference).*
10(m)	Registration Rights Agreement dated March 9, 2001, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).
10(n)	Purchase Agreement dated March 9, 2001, by and among Luby's, Inc. Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).
10(o)	First Amendment to Purchase Agreement dated June 7, 2004, by and among Luby's, Inc., Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).
10(p)	Second Amendment dated as of October 29, 2007 to Purchase Agreement, dated March 9, 2001, by and between Luby's, Inc., Harris J. Pappas and Christopher J. Pappas (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).
10(q)	Luby's, Inc. Amended and Restated Nonemployee Director Phantom Stock Plan effective September 28, 2001 (filed as Exhibit 10(dd) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 13, 2002, and incorporated herein by reference).*
10(r)	Form of Indemnification Agreement entered into between Luby's, Inc. and each member of its Board of Directors initially dated July 23, 2002 (filed as Exhibit 10(gg) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(s)	Amended and Restated Affiliate Services Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. (filed as Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(t)	Master Sales Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. and Procedure adopted by the Finance and Audit Committee of the Board of Directors on July 23, 2002, pursuant to Section 2.3 of the Master Sales Agreement (filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(u)	Agreement dated June 7, 2004, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).
10(v)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10(y) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(w)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*
10(x)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(y)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*

10(z)	Form of Restricted Stock Award Agreement pursuant to the Luby's Incentive Stock Plan. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).
10(aa)	Form of Incentive Stock Option Award Agreement pursuant to the Luby's Incentive Stock Plan. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).
11	Statement regarding computation of Per Share Earnings.**
14(a)	Policy Guide on Standards of Conduct and Ethics applicable to all employees, as well as the board of directors (filed as Exhibit 14(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2003, and incorporated herein by reference).
14(b)	Supplemental Standards of Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers (filed as Exhibit 14(b) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2003, and incorporated herein by reference).
21	Subsidiaries of registrant.
23.1	Consent of Grant Thornton LLP.
23.2	Consent of Ernst & Young LLP.
31.1	Rule 13a-14(a)/15d-14(a) certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14(a)/15d-14(a) certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Section 1350 certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Section 1350 certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99(a)	Corporate Governance Guidelines of Luby's, Inc., as amended October 28, 2004. (filed as Exhibit 99(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and incorporated herein by reference).

* Denotes management contract or compensatory plan or arrangement.

** Information required to be presented in Exhibit 11 is provided in Note 14 "Earnings Per Share" of the Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 7, 2008 Date	LUBY'S, INC. (Registrant)

By: /s/ CHRISTOPHER J. PAPPAS

Christopher J. Pappas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature and Date	Name and Title
/s/ GASPER MIR, III November 7, 2008	Gasper Mir, III, Director and Chairman of the Board
/s/ CHRISTOPHER J. PAPPAS November 7, 2008	Christopher J. Pappas, Director, President and Chief Executive Officer
/s/ HARRIS J. PAPPAS November 7, 2008	Harris J. Pappas, Director, and Chief Operating Officer
/s/ K. SCOTT GRAY November 7, 2008	K. Scott Gray, Senior Vice President and Chief Financial Officer
/s/ JUDITH B. CRAVEN November 7, 2008	Judith B. Craven, Director
/s/ ARTHUR R. EMERSON November 7, 2008	Arthur R. Emerson, Director
/s/ JILL GRIFFIN November 7, 2008	Jill Griffin, Director
/s/ J.S.B. JENKINS November 7, 2008	J.S.B. Jenkins, Director
/s/ FRANK MARKANTONIS November 7, 2008	Frank Markantonis, Director
/s/ JOE C. MCKINNEY November 7, 2008	Joe C. McKinney, Director
/s/ JIM W. WOLIVER November 7, 2008	Jim W. Woliver, Director

EXHIBIT INDEX

3(a) Certificate of Incorporation of Luby's, Inc. as currently in effect (filed as Exhibit 3(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1999, and incorporated herein by reference).

3(b) Luby's, Inc. Amended Bylaws dated July 9, 2008, as currently in effect (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated July 14, 2008, and incorporated herein by reference).

4(a) Description of Common Stock Purchase Rights of Luby's Cafeterias, Inc., incorporated herein by reference to Item 1 of the Company's amended Registration Statement on Form 8-A/A filed on October 30, 2007.

4(b) Amendment No. 1 dated December 19, 1991, to Rights Agreement dated April 16, 1991 (filed as Exhibit 4(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1991, and incorporated herein by reference).

4(c) Amendment No. 2 dated February 7, 1995, to Rights Agreement dated April 16, 1991 (filed as Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1995, and incorporated herein by reference).

4(d) Amendment No. 3 dated May 29, 1995, to Rights Agreement dated April 16, 1991 (filed as Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995, and incorporated herein by reference).

4(e) Amendment No. 4 dated March 8, 2001, to Rights Agreement dated April 16, 1991 (filed as Exhibit 99.1 to Amendment No. 4 to the Company's Registration Statement on Form 8-A/A on March 22, 2001, and incorporated herein by reference).

4(f) Amendment No. 5 dated February 26, 2004, to Rights Agreement dated April 16, 1991 between Luby's, Inc. and American Stock Transfer & Trust, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A/A on April 14, 2004, and incorporated herein by reference).

4(g) Amendment No. 6 dated March 20, 2006, to Rights Agreement dated April 16, 1991 between Luby's, Inc. and American Stock Transfer & Trust, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A/A on March 23, 2007, and incorporated herein by reference).

4(h) Amendment No. 7 dated October 29, 2007, to Rights Agreement dated April 16, 1991 between Luby's, Inc. and American Stock Transfer & Trust, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A/A on October 30, 2007, and incorporated herein by reference).

4(i) Credit Agreement dated July 13, 2007, among Luby's, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent (filed as Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and incorporated herein by reference).

10(a) Management Incentive Stock Plan of Luby's Cafeterias, Inc. (filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1989, and incorporated herein by reference).*

10(b) Amendment to Management Incentive Stock Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(k) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*

10(c) Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted October 27, 1994 (filed as Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1994, and incorporated herein by reference).*

10(d)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(e)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted March 19, 1998 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(f)	Amended and Restated Nonemployee Director Stock Plan of Luby's, Inc. adopted January 20, 2005, as amended January 24, 2007, as amended April 14, 2008.
10(g)	Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan dated May 30, 1996 (filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996, and incorporated herein by reference).*
10(h)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 14, 1997 (filed as Exhibit 10(r) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(i)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 9, 1998 (filed as Exhibit 10(u) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(j)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted May 21, 1999 (filed as Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999, and incorporated herein by reference.)*
10(k)	Luby's Incentive Stock Plan adopted October 16, 1998 (filed as Exhibit 10(cc) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1998, and incorporated herein by reference).*
10(l)	Amended and Restated Luby's Incentive Stock Plan adopted January 19, 2006 (filed as Exhibit 10(ee) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 15, 2006, and incorporated herein by reference).*
10(m)	Registration Rights Agreement dated March 9, 2001, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).
10(n)	Purchase Agreement dated March 9, 2001, by and among Luby's, Inc. Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).
10(o)	First Amendment to Purchase Agreement dated June 7, 2004, by and among Luby's, Inc., Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).
10(p)	Second Amendment dated as of October 29, 2007 to Purchase Agreement, dated March 9, 2001, by and among Luby's, Inc., Harris J. Pappas and Christopher J. Pappas (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).
10(q)	Luby's, Inc. Amended and Restated Nonemployee Director Phantom Stock Plan effective September 28, 2001 (filed as Exhibit 10(dd) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 13, 2002, and incorporated herein by reference).*
10(r)	Form of Indemnification Agreement entered into between Luby's, Inc. and each member of its Board of Directors initially dated July 23, 2002 (filed as Exhibit 10(gg) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).

10(s)	Amended and Restated Affiliate Services Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. (filed as Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(t)	Master Sales Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. and Procedure adopted by the Finance and Audit Committee of the Board of Directors on July 23, 2002, pursuant to Section 2.3 of the Master Sales Agreement (filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(u)	Agreement dated June 7, 2004, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).
10(v)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Christopher J. Pappas. (filed as Exhibit 10(y) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(w)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*
10(x)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(y)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*
10(z)	Form of Restricted Stock Award Agreement pursuant to the Luby's Incentive Stock Plan. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).
10(aa)	Form of Incentive Stock Option Award Agreement pursuant to the Luby's Incentive Stock Plan. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).
11	Statement regarding computation of Per Share Earnings.**
14(a)	Policy Guide on Standards of Conduct and Ethics applicable to all employees, as well as the board of directors (filed as Exhibit 14(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2003, and incorporated herein by reference).
14(b)	Supplemental Standards of Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers (filed as Exhibit 14(b) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2003, and incorporated herein by reference).
21	Subsidiaries of Registrant.
23.1	Consent of Grant Thornton LLP.
23.2	Consent of Ernst & Young LLP.
31.1	Rule 13a-14(a)/15d-14(a) certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14(a)/15d-14(a) certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Section 1350 certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Section 1350 certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99(a)	Corporate Governance Guidelines of Luby's, Inc., as amended October 28, 2004. (filed as Exhibit 99(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and incorporated herein by reference).

---

* Denotes management contract or compensatory plan or arrangement.

** Information required to be presented in Exhibit 11 is provided in Note 14 "Earnings Per Share" of the Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share.

Exhibit 10(f)

ANNEX B

LUBY'S, INC.

AMENDED AND RESTATED

NONEMPLOYEE DIRECTOR STOCK PLAN

1. Introduction

This Amended and Restated Nonemployee Director Stock Plan (the "Plan") of Luby's, Inc. (the "Company"), upon approval of the Plan by the shareholders of the Company at their 2005 annual meeting, shall amend and restate the Nonemployee Director Stock Option Plan first approved by the shareholders of the Company on January 13, 1995, and subsequently amended on January 14, 1997 and on January 20, 2000 (the "Original Plan").

2. Effectiveness

Upon approval of the Plan by the shareholders of the Company at their 2005 annual meeting, the Plan shall become effective as of the date of such meeting, with participants first being allowed to participate in the Plan at the first meeting of the Board of Directors of the Company following said annual meeting. If the Plan is not approved by the shareholders at such meeting, it shall not become effective, and the Original Plan shall continue in force and effect.

3. Purpose

The Purpose of the Plan is to promote the interests of the Company and its shareholders by (a) promoting a greater identity of interest between the Nonemployee Directors and the Company's shareholders and (b) strengthening the Company's ability to attract and retain the services of experienced and knowledgeable Nonemployee Directors. To accomplish these objectives, the Plan authorizes (i) awards of shares of the Company's common stock par value $.32 per share ("Common Stock") which have significant restrictions on sale or transfer prier to vesting to Nonemployee Directors, (ii) awards of options to purchase shares of Common Stock to Nonemployee Directors, and (iii) the purchase of shares of Common Stock by Nonemployee Directors out of compensation otherwise payable to such directors, (collectively, the "Awards") thereby encouraging such directors to acquire an increased proprietary interest in the Company.

4. Administration

The Plan shall be administered by the Board of Directors of the Company (the "Board"). The decision of the Board on any questions concerning the interpretation or administration of the Plan shall, as between the Company and the Nonemployee Director, be final and conclusive. The Board may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

5. Participants

Participants shall be the directors of the Company who are not employees of the Company or a subsidiary of the Company or any other business entity in which the Company, directly or indirectly, owns 50% or more of the capital or profit interest ("Nonemployee Directors").

6. Shares

Subject to the adjustment provisions of Section 10 hereof, the number of shares of Common Stock of the Company which may be issued in connection with Awards available pursuant to the Plan shall not exceed

400,000 shares. If, however, any Award available under the Plan shall expire, terminate, or be canceled without having become vested or been exercised in full, the unused shares shall continue to be available for purposes of the Plan. More than one Award may be granted to the same participant.

7. Restricted Stock

Each Nonemployee Director shall be eligible to receive shares of restricted Common Stock, in accordance with the terms of the Plan, as follows:

(a) On the first day of each January, April, July and October during the term of the Plan, each Nonemployee Director shall be issued shares of Common Stock bearing such restrictions as the Board may determine from time to time ("Restricted Stock") for services as a director of the Company, in an amount equal to that portion of the annual retainer fee determined by the Board to be payable in Restricted Stock for the quarterly period beginning on such date, as such amount may be changed from time to time at the discretion of the Board (the "Mandatory Retainer Award").

(b) On the first day of each January, April, July, and October during the term of the Plan, each Nonemployee Director shall be issued a number of whole shares of Restricted Stock equal to the ratio of: (i) a portion of the Director Compensation in excess of the Mandatory Retainer Award (the "Elective Retainer Award") for the quarterly period beginning on such date which the Nonemployee Director has elected pursuant to the provisions of Section 7(f) of the Plan to be payable in Restricted Stock (expressed as a dollar amount) to (ii) the Fair Market Value per share of Common Stock on the Stock Award Date (as such terms are defined below). Any fraction of a share shall be disregarded and the remaining amount of the Director Compensation shall be paid in cash.

(c) On the first day of each January, April, July, and October during the term of the Plan, each Nonemployee Director who has elected pursuant to the provisions of the Plan to receive Restricted Stock in payment of the Elective Retainer Award, shall be granted an additional number of whole shares of Restricted Stock equal to twenty percent (20%) of the number of whole shares of Restricted Stock issued in payment of the Elective Retainer Award for the quarterly period beginning on such date.

(d) Upon the date of election, each newly elected Nonemployee Director (i.e., a Nonemployee Director who has not previously served as a director of the Company) shall be granted the number of shares of Restricted Stock designated by resolution of the Board for such persons from time to time.

(e) The term "Fair Market Value" as used in this Plan means with respect to any date, the average between the highest and lowest sale prices per share of Common Stock on the New York Stock Exchange Composite Transactions Tape on such date, provided that if there shall be no sales of shares of Common Stock reported on such date, the Fair Market Value of a share of Common Stock on such date shall be deemed to be equal to the average between the highest and lowest sale prices per share on such composite tape for the last preceding date on which sales of shares of Common Stock were reported. In the event that Shares are not traded on the New York Stock Exchange as of a given date, the Fair Market Value of a Share as of such date shall be established by the Board acting in good faith. The term "Stock Award Date" means the date on which shares of Restricted Stock are granted to a Nonemployee Director. The term "Director Compensation" means all cash compensation payable to a Nonemployee Director for services as a director of the Company.

(f) Each Nonemployee Director who, prior to the end of any calendar year during the Term of the Plan files with the Board or its designee a written election to receive an Elective Retainer Award. An election pursuant to this Section 7.(f) shall be irrevocable.

(g) Except as set forth in Sections 11 and 12, upon an award of shares of Restricted Stock to a Nonemployee Director, the stock certificate representing such shares of Common Stock shall be issued and transferred to the Nonemployee Director; whereupon the Nonemployee Director shall become a stockholder of the Company with respect to such shares and shall be entitled to vote the shares; provided, however, subject to the provisions of Sections 11 and 12, no such shares shall be transferable by the Nonemployee Director for a period of three (3) years from the Stock Award Date.

(h) In addition to the Mandatory Retainer Award referenced in Section 7(a) above, and the Elective Retainer Award referenced in Section 7(b) above, the Board shall select the Nonemployee Directors who are to be granted additional grants of Restricted Stock. With regard to such discretionary grants of Restricted Stock under this section 7(h) or to Stock Options granted under Section 8(a), no Nonemployee Director may receive under the plan, Restricted Stock awards or Stock Options for more than 5,000 shares in any 12 month period.

8. Options

(a) The Board shall select the Nonemployee Directors who are to be granted Options under the Plan and, subject to the provisions of the Plan, shall determine the terms, conditions, and limitations applicable to each Option. No Nonemployee Director may receive, under the Plan, Options for more than 5,000 shares in any 12-month period.

(b) The option price shall be 100% of the Fair Market Value of the shares at the time of the granting of the Option. Such Fair Market Value shall be determined by the Board pursuant to the provisions of Section 7. (e) hereof.

(c) (i) An Option shall terminate upon the expiration of ten years from the date the Option is granted or one year from the date the optionee ceases to be a director of the Company, whichever first occurs (the "Expiration Date"). In no event shall an Option be exercised after the Expiration Date.

(ii) To the extent that an Option is exercisable, it may be exercised by the optionee or the legal representative of the optionee or the legal representative of the optionee's estate. Except as provided in subsection (c) (iii) below, an Option may not be exercised prior to the expiration of one year from the date the Option is granted. Once an Option becomes exercisable, it may thereafter be exercised, wholly or in part, at any time prior to its Expiration Date.

(iii) Upon the occurrence of any of the following events prior to the Expiration Date of an Option, the Option shall become immediately and fully exercisable:

A. death of the optionee;

B. resignation or removal of the optionee as a director of the Company by reason of a physical or mental impairment which prevents the optionee from performing the duties of his or her directorship for a period of six months or more;

C. resignation of the optionee as a director of the Company after having served at least two full terms as a director; or

D. expiration of the optionee's term of office as a director of the Company, without being reelected to the Board, after having served at least two full terms as a director.

No Option shall be assignable or transferable other than by will or the laws of descent and distribution. During an optionee's lifetime, only the optionee or his or her guardian or legal representative may exercise an option.

(d) Payment for shares purchased upon exercise of an Option shall be made in full at the time of exercise of the Option. No loan shall be made or guaranteed by the Company for the purpose of financing the purchase of any optioned shares. Payment of the option price shall be made in cash, or by delivering Common Stock of the Company having a Fair Market Value (determined as provided in Section 7. (e)) at least equal to the option price, or a combination of Common Stock and cash. Payment in shares of Common Stock shall be made by delivering to the Company certificates, duly endorsed for transfer, representing shares of Common Stock having an aggregate Fair Market Value on the date of exercise equal to that portion of the option price which is to be paid in Common Stock. Whenever payment of the option price would require delivery of a fractional share, the optionee shall deliver the next lower whole number of shares of Common Stock and a cash payment shall be made by the optionee for the balance of the option price.

(e) Options granted under the Plan do not meet the requirements of Section 422 of the Internal Revenue Code and are commonly referred to as "nonqualified stock options."

9. Listing and Registration

The Company, in its discretion, may postpone the issuance and delivery of shares issuable in connection with an Award, until completion of such stock exchange listing, or registration, or other qualification of such shares under any federal or state law, rule, or regulation, as the Company may consider appropriate. The Company may require any person entitled to shares issuable in connection with an Award to make such representations and to furnish such information as the Company may consider appropriate in connection with the issuance of the shares in compliance with applicable law.

10. Adjustment Provisions

(a) If the Company shall at any time change the number of issued shares of Common Stock without new consideration to the Company (such as by stock dividend, stock split, recapitalization, reorganization, exchange of shares, liquidation, combination or other change in corporate structure affecting the Common Stock) or make a distribution of cash or property which has a substantial impact on the value of issued shares of Common Stock, the total number of shares of Common Stock reserved for issuance under the Plan shall be appropriately adjusted and the number of shares of Common Stock covered by each outstanding Option and the purchase price per share under each outstanding Option shall be adjusted so that the aggregate consideration payable to the Company and the value of each such Option shall not be changed.

(b) Notwithstanding any other provision of the Plan, and without affecting the number of shares reserved or available hereunder, the Board shall authorize the issuance, continuation or assumption of outstanding Options or provide for other equitable adjustments after changes in the shares of Common Stock resulting from any merger, consolidation, sale of assets, acquisition of property or stock, recapitalization, reorganization or similar occurrence in which the Company is the continuing or surviving Company, upon such terms and conditions as it may deem necessary to preserve the rights of Optionees and holders of shares of Common Stock that are subject to any restrictions under the Plan.

(c) In the case of any sale of assets, merger, consolidation or combination of the Company with or into another Company other than a transaction in which the Company is the continuing or surviving Company and which does not result in the outstanding Common Stock being converted into or exchanged for different securities, cash or other property, or any combination thereof (an "Acquisition"), any Optionee who holds an outstanding Option shall have the right (subject to the provisions of the Plan and any limitation applicable to the Option) thereafter and during the term of the Option, to receive upon exercise thereof the Acquisition Consideration (as defined below) receivable upon the Acquisition by a holder of the number of shares of Common Stock which would have been obtained upon exercise of the Option or portion thereof, as the case may be, immediately prior to the Acquisition. The term "Acquisition Consideration" shall mean the kind and amount of shares of the surviving or new Company, cash, securities, evidence of indebtedness, other property or any combination thereof receivable in respect of one share of Common Stock upon consummation of an Acquisition.

11. Change of Control

(a) Upon the occurrence of an event of "Change of Control", as defined below, any and all outstanding Options shall become immediately vested and exercisable and any and all stock certificates representing shares awarded to a Nonemployee Director pursuant to the provisions of Section 7 hereof, shall be transferred to such Nonemployee Director.

(b) A "Change of Control" shall occur when:

(i) A "Person" (which term, when used in this Section 11, shall have the meaning it has when it is used in Section B(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), but shall not include the Company, any underwriter temporarily holding securities pursuant to an offering of such securities, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any Company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Voting Stock (as defined below) of the Company) is or becomes, without the prior consent of a majority of the Continuing Directors (as defined below), the Beneficial Owner (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of Voting Stock (as defined below) representing twenty percent (20%) or more of the combined voting power of the Company's then outstanding securities; or

(ii) The stockholders of the Company approve and the Company consummates a reorganization, merger or consolidation of the Company or the Company sells, or otherwise disposes of, all or substantially all of the Company's property and assets, or the Company liquidates or dissolves (other than a reorganization, merger, consolidation or sale which would result in all or substantially all of the beneficial owners of the Voting Stock of the Company outstanding immediately prior thereto continuing to beneficially own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the resulting entity), more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such entity resulting from the transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's property or assets, directly or indirectly) outstanding immediately after such transaction in substantially the same proportions relative to each other as their ownership immediately prior to such transaction): or

(iii) The individuals who are Continuing Directors of the Company (as defined below) cease for any reason to constitute at least a majority of the Board of the Company.

(iv) For purposes of this Section 11, (i) the term "Continuing Director" means (A) any member of the Board who is a member of the Board immediately after the issuance of any class of securities of the Company that are required to be registered under Section 12 of the Exchange Act, and the term "Voting Stock" means all capital stock of the Company which by its terms may be voted on all matters submitted to shareholders of the Company.

12. Provision for Taxes

All grants of Restricted Stock shall be subject to all applicable taxes. A participant who receives an award of Restricted Stock may authorize the Company to redeem or otherwise purchase from the shares of Restricted Stock otherwise deliverable to the participant a number of shares having a fair market value less than or equal to a percentage determined by the Board.

13. Term of Plan

Subject to the provisions of Section 15 hereof, the Plan shall continue in effect until the maximum number of shares of Common Stock issuable under the Plan has been issued.

14. Restrictions on Exercise

Any provision of the Plan to the contrary notwithstanding, (i) no Option granted pursuant to the Plan shall be exercisable at any time, in whole or in part, prior to the shares of Common Stock subject to the Option being authorized for listing on the New York Stock Exchange and (ii) no Option granted pursuant to the Plan shall be exercisable at any time, nor shall any shares of Restricted Stock issuable pursuant to the Plan be issued, if issuance and delivery of the shares of Common Stock subject to the Award would be in violation of any applicable laws or governmental regulations.

15. Amendment and Termination

Subject to the limitation that the provisions of the Plan shall not be amended more than once every six months other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income, Security Act, applicable securities laws and applicable stock exchange regulations, or the rules thereunder, the Board may at any time amend, suspend or discontinue the Plan or alter or amend any or all Awards under the Plan to the extent permitted by law. However, no such action by the Board may, without approval of the shareholders of the Company, alter the provisions of the Plan so as to:

(a) increase the maximum number of shares of Common Stock that may be issued in connection with Awards granted under the Plan except pursuant to Section 10;

(b) change the class of individuals eligible to receive Awards under the Plan; or

(c) effect any other amendment to the Plan for which approval of the Company's shareholders is required by Rule 16b-3 under the Exchange Act, or as a condition to the listing of shares on the NYSE.

16. Unfunded Plan

The Plan shall be unfunded. Neither the Company nor the Board shall be required to segregate any assets in connection with Awards issued pursuant to the Plan. Any liability of the Company to any Nonemployee Director with respect to an Award shall be based solely upon contractual obligations created by the Plan and any Award agreement. No such obligation shall be deemed to be secured by any pledge or any encumbrance on any property of the Company.

17. Governing Law

This Plan shall be governed by, construed, and enforced in accordance with the internal laws of the State of Delaware, and, where applicable, the laws of the United States.

ANNEX C

LUBY'S, INC.

CERTAIN FEDERAL INCOME TAX ASPECTS

The following is only a general summary of the federal income tax effects to the participants and the Company of nonqualified stock options to be granted under the Amended Plan. There are a number of special tax rules which may be applicable under certain circumstances. This discussion is based on the provisions of the Internal Revenue Code of 1986 as amended (the "Code"), and regulations and rulings in effect on the date of this Proxy Statement, all of which are subject to change at any time. This summary does not address state, local, or non-U.S. taxation of options under the Amended Plan, which may differ significantly from federal income tax rules and regulations.

Options. For federal income tax purposes, the grant of a nonqualified stock option should not result in recognition of income by the optionee. Upon exercise of a nonqualified stock option by an employee who is not an officer or director, the excess of the fair market value of the shares on the exercise date over the option price will be considered as compensation taxable as ordinary income. If, however, at the time of exercise of the option, the optionee is a director of the Company or an "officer" as defined in Rule 16a-1 of the Securities and Exchange Commission, and if the sale of the stock at a profit within six months could subject such person to suit under Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the fair market value of the stock is determined, and the tax applicable thereto is incurred, at the end of such six-month period or at such earlier time as may be determined (i) by such person's election made within 30 days of the date of exercise to be taxed sooner, or (ii) by the occurrence of an event which causes Section 16(b) of the Exchange Act to become inapplicable to such person. In the event of a gain or loss realized upon the sale of the shares received upon exercise of a nonqualified stock option, the optionee will recognize long-term or short-term capital gain or loss, depending on the optionee's holding period for the shares.

With regard to nonqualified stock options, the Company will generally be entitled to a deduction for Federal income tax purposes at the same time and in the same amount as the ordinary income will be recognized by the optionee, provided that the amount of the compensation is reasonable and any Federal income tax reporting and withholding requirements are satisfied.

Under certain circumstances, the Company's deduction may also be limited by the provisions of Section 162(m) of the Code. Section 162(m) generally limits the Company's deduction for certain types of compensation paid to each of its Chief Executive Officer and its four highest compensated officers (other than the Chief Executive Officer) to no more than $1 million per year.

Under the so-called "golden parachute" provisions of the Code, certain awards vested or paid in connection with a change of control may also be nondeductible by the Company and may be subject to an additional twenty percent (20%) federal excise tax. Nondeductible "parachute payments" will in general reduce the $1 million limit on deductible compensation described above.

Restricted Stock Awards. If a participant receives an award of shares of common stock under the Amended Plan, the participant will generally not recognize taxable income at the award date, and the Company will not be entitled to a deduction at that time. Instead, unless the participant makes a valid election under Section 83(b) of the Code, the participant will generally recognize ordinary income at the time an award becomes vested (generally the first day following the third anniversary of the award date) in an amount equal to the fair market value of the common stock that becomes vested pursuant to such award (plus the amount of any dividend equivalents awarded with respect to the award), and the Company will be entitled to a corresponding deduction. If the participant makes a valid election under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares at that date over the purchase price for the restricted stock, and the Company will be entitled to a deduction for the same amount.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
LUBCO, Inc.	Delaware
Luby's Bevco, Inc.	Texas
Luby's Holdings, Inc.	Delaware
Luby's Limited Partner, Inc.	Delaware
Luby's Management, Inc.	Delaware
Luby's Restaurants Limited Partnership	Texas

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated November 5, 2008, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Luby's, Inc. on Form 10-K for the year ended August 27, 2008. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Luby's, Inc. on Form S-3A (File No. 33-135057, effective October 12, 2006) and on Forms S-8 (File No. 333-135058, effective June 16, 2006, File No. 333-81606, effective January 29, 2002, File No. 333-81608, effective January 29, 2002, File No. 333-55140, effective February 7, 2001, and File No. 333-70315, effective January 8, 1999).

/s/ GRANT THORNTON LLP

Houston, Texas
November 5, 2008

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3/A No. 333-135057) of Luby's Inc.,

2) Registration Statement (Form S-8 No. 333-135058) pertaining to the Luby's Inc. Incentive Stock Plan, Amended and Restated as of December 6, 2005,

3) Registration Statement (Form S-8 No. 333-81606) pertaining to the Luby's Inc. Amended and Restated Nonemployee Director Stock Option Plan,

4) Registration Statement (Form S-8 No. 333-81608) pertaining to the Luby's Inc. miscellaneous employee benefit plans,

5) Registration Statement (Form S-8 No. 333-55140) pertaining to the Luby's Inc. Nonemployee Director Phantom Stock Plan,

6) Registration Statement (Form S-8 No. 333-70315) pertaining to the Luby's Inc. Incentive Stock Plan, and

7) Registration Statement (Form S-8 No. 333-19283) pertaining to the Luby's Cafeteria Savings and Investment Plan.

of our reports dated November 6, 2006, with respect to the 2006 consolidated financial statements of Luby's Inc., included in the 2008 Annual Report (Form 10-K).

/s/ Ernst & Young LLP

San Antonio, TX
November 5, 2008

Exhibit 31.1

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher J. Pappas, certify that:

1. I have reviewed this Annual Report on Form 10-K of Luby's, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 7, 2008

By: /s/ CHRISTOPHER J. PAPPAS

Christopher J. Pappas
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to Luby's, Inc. and will be retained by Luby's, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, K. Scott Gray, certify that:

1. I have reviewed this Annual Report on Form 10-K of Luby's, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 7, 2008

By: /s/ K. SCOTT GRAY
K. Scott Gray
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to Luby's, Inc. and will be retained by Luby's, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Luby's, Inc. on Form 10-K for the fiscal year ended August 27, 2008, as filed with the Securities and Exchange Commission on the date hereof, I, Christopher J. Pappas, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 7, 2008

By: /s/ CHRISTOPHER J. PAPPAS

Christopher J. Pappas
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Luby's, Inc. on Form 10-K for the fiscal year ended August 27, 2008, as filed with the Securities and Exchange Commission on the date hereof, I, K. Scott Gray, Senior Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 7, 2008

By: /s/ K. SCOTT GRAY

K. Scott Gray
Senior Vice President and Chief Financial Officer

Corporate Information

Luby's provides customers with made-from-scratch quality food, value pricing, service and hospitality. Luby's cafeteria-style restaurants feature a unique concept format in today's family and casual dining segment of restaurant companies. The convenient fast-casual food delivery system allows customers to select freshly prepared items from the serving line, including entrées, vegetables, salads, desserts, breads and beverages, before transporting their selected items on serving trays to a table or booth of their choice in the dining area. Daily, each restaurant offers 20 to 22 entrées, 12 to 14 vegetable dishes, 12 to 16 salads, and 16 to 20 varieties of desserts. Food is prepared in small batch quantities throughout serving hours.

Luby's quality product offerings, convenient delivery system and value pricing appeal to a broad range of customers, including those customers that focus on healthy choices, quality, variety and affordability. These customer groups include families with children, shoppers, travelers, seniors, and business people looking for a quick, freshly-prepared meal at a fair price.

The Company's fiscal year 2008 revenues came primarily by providing quality food to customers at 123 restaurants. Luby's also provides culinary contract services for organizations that offer on-site food service, such as health care facilities. In fiscal year 2008, culinary contract services sales were $8.2 million, or 2.6% of total sales. Since August 2007, Luby's has introduced a new cafeteria-style prototype design in four locations. Three of these locations are new sites and one is a replacement site. As of November 3, 2008, Luby's operated 120 restaurants located in Austin, Dallas, Houston, San Antonio, the Rio Grande Valley and other locations throughout Texas and other states. These establishments are located in close proximity to retail centers, business developments and residential areas. Of the 120 restaurants, 89 are located on property that we own and 31 are on leased premises.

Company Headquarters
Luby's, Inc.
13111 Northwest Freeway
Suite 600
Houston, TX 77040
713.329.6800
www.lubys.com

Notice of Annual Meeting
The 2009 annual meeting of shareholders will be held Friday, January 23, 2009, at 10:00 a.m. local time, at the Crowne Plaza Houston Brookhollow Hotel
12801 Northwest Freeway
Houston, TX 77040

Register & Stock Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
800.937.5449
www.amstock.com

Independent Auditor
Grant Thornton
333 Clay Street
2700 Three Allen Center
Houston, TX 77002

Annual Report
The 2008 Luby's, Inc. Annual Report is available online at www.lubys.com or contact Rick Black, Director of Investor Relations, at 713.329.6808 to receive a hard copy report.

NYSE Stock Symbol
LUB

CEO/CFO Certifications
On February 2, 2008, the company submitted its annual Section 303A CEO Certification to the New York Stock Exchange. The company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended August 27, 2008.

Luby's.

Luby's Inc.
13111 Northwest Freeway
Suite 600
Houston, TX 77040
www.lubys.com

END